SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004

                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 414

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER LLP        VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy    Attention: A. Thomas Smith III
         111 West Monroe Street        1 Parkview Plaza
         Chicago, Illinois  60603      Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on November 18, 2003 pursuant to Rule 487.






                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


COHEN & STEERS REIT INCOME PORTFOLIO, SERIES 9

DIVERSIFIED HEALTHCARE PORTFOLIO, SERIES 25

ENERGY PORTFOLIO, SERIES 8

FINANCIAL INSTITUTIONS PORTFOLIO, SERIES 20

UTILITY INCOME PORTFOLIO, SERIES 15

--------------------------------------------------------------------------------

   Van Kampen Focus Portfolios, Series 414 includes the unit investment trusts described above (the "Portfolios"). Each Portfolio seeks capital appreciation or, in some cases, dividend income by investing in a diversified portfolio of stocks. Of course, we cannot guarantee that a Portfolio will achieve its objective.

                                NOVEMBER 18, 2003


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------
             The Securities and Exchange Commission has not approved
                 or disapproved of the Units or passed upon the
                    adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
                                NOVEMBER 18, 2003

                                                    COHEN &
                                                     STEERS       DIVERSIFIED                   FINANCIAL      UTILITY
                                                   REIT INCOME    HEALTHCARE      ENERGY      INSTITUTIONS     INCOME
PUBLIC OFFERING PRICE                               PORTFOLIO      PORTFOLIO     PORTFOLIO      PORTFOLIO     PORTFOLIO
                                                  ------------   ------------  ------------   ------------  ------------
Aggregate value of Securities per Unit (1)        $      9.900  $       9.900  $      9.900  $       9.900  $      9.900
Maximum first year sales charge (2)                      0.295          0.295         0.295          0.295         0.495
  Less first year deferred sales charge                  0.135          0.135         0.135          0.135         0.335
  Less creation and development fee                      0.060          0.060         0.060          0.060         0.060
Public offering price per Unit (3)                $     10.000  $      10.000  $     10.000  $      10.000  $     10.000

PORTFOLIO INFORMATION
Initial number of Units (4)                             15,083         15,060        15,006         15,075        15,014
Aggregate value of Securities (1)                 $    149,315  $     149,090  $    148,559  $     149,233  $    148,638
Estimated initial distribution per Unit (5)       $       0.08  $        0.08  $       0.15  $        0.16  $       0.05
Estimated annual dividends per Unit (5)           $    0.59222  $     0.10916  $    0.17359  $     0.20280  $    0.41300
Redemption price per Unit (6)                     $      9.765  $       9.765  $      9.765  $       9.765  $      9.565
Classic Cash CUSIP (Special Redemption) (7)        92116R-85-0    92116S-12-2   92116P-86-2    92116S-16-3           N/A
Classic ARO CUSIP (Special Redemption) (7)         92116R-86-8    92116S-13-0   92116P-87-0    92116S-17-1           N/A
Regular Cash CUSIP (7)                             92116R-83-5    92116S-10-6   92116P-84-7    92116S-14-8   92116S-18-9
Regular ARO CUSIP (7)                              92116R-84-3    92116S-11-4   92116P-85-4    92116S-15-5   92116S-19-7
FeeDom Cash CUSIP (Special Redemption)                     N/A            N/A           N/A            N/A   92116S-20-5
FeeDom ARO CUSIP (Special Redemption)                      N/A            N/A           N/A            N/A   92116S-21-3


GENERAL INFORMATION

Initial Date of Deposit                                       November 18, 2003
Special Redemption Date--Utility Income Portfolio                  May 20, 2005
Special Redemption Date--All Other Portfolios                 February 17, 2005
Mandatory Termination Date--Utility Income Portfolio               May 20, 2009
Mandatory Termination Date--All Other Portfolios              November 15, 2005
Record Dates--Cohen & Steers REIT Income Portfolio
   and Utility Income Portfolio (8)                      10th day of each month
Distribution Dates--Cohen & Steers REIT Income
   Portfolio and Utility Income Portfolio (8)            25th day of each month
Record Dates--All Other Portfolios (8)                  June 10 and December 10
Distribution Dates--All Other Portfolios (8)            June 25 and December 25

---------------
(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) For the Utility Income Portfolio, you will pay a maximum sales charge of 4.95% of the Public Offering Price per Unit which consists of an initial sales charge, a deferred sales charge and a creation and development fee. For all other Portfolios, you will pay a maximum total sales charge of 2.95% of the Public Offering Price per Unit in the first year which consists of an initial sales charge, a deferred sales charge and a creation and development fee; if you hold Units bearing a Regular CUSIP, you will also pay a deferred sales charge in the second year if you retain Units past the Special Redemption Date. The sales charges are described in the "Fee Table".

(3) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to each Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately six months for the Utility Income Portfolio and approximately three months for all the Portfolios). The estimated amount for each Portfolio is described in the "Fee Table". The Public Offering Price will also include any accumulated income or cash in the Income or Capital Accounts of a Portfolio.

(4) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(5) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. The actual annual dividend distributions you receive will vary from the estimate set forth above with changes in a Portfolio's fees and expenses, in dividends received, currency flucuations and with the sale of Securities. The actual annual dividends are expected to decrease over time because a portion of the Securities included in a Portfolio will be sold over time to pay for organization costs, deferred sales charges and the creation and development fee. Securities will also be sold to pay regular fees and expenses during a Portfolio's life.

(6) The redemption price is reduced by any remaining first year deferred sales charge. Units redeemed prior to the Special Redemption Date will not be reduced by any second year deferred sales charge regardless of CUSIP number. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organization and offering costs and the creation and development fee. The redemption price will not include these costs after the initial offering period.

(7) If you purchase Units designated with a Classic CUSIP number or a FeeDom CUSIP number, you are electing to have your Units automatically redeemed on the Special Redemption Date set forth above. See "Rights of Unitholders--Special Redemption for Classic and FeeDom CUSIPs". Units designated with a Regular CUSIP number will remain outstanding for the full term of a Portfolio unless you redeem them earlier. Units with a FeeDom CUSIP number are used for purchases in certain qualified fee-based brokerage accounts as described under "Fee Accounts". If you purchase Units designated with a Cash CUSIP number, you will receive distributions in cash and if you purchase Units designated with an ARO CUSIP number, your distributions will be reinvested into additional Units of your Portfolio.

(8) The initial distribution for the Cohen & Steers REIT Income Portfolio and Utility Income Portfolio is scheduled to occur on January 25, 2004 to Unitholders of record on January 10, 2004 and distributions will occur monthly thereafter. The initial distribution for all other Portfolios is scheduled to occur on September 25, 2004 to Unitholders of record on September 10, 2004 and distributions will occur in June and December thereafter.

                                    FEE TABLE

                                                          COHEN & STEERS
                                                       REIT INCOME PORTFOLIO
                                                    ---------------------------
                                                     AS A % OF
                                                      PUBLIC          AMOUNT
                                                     OFFERING         PER 100
                                                       PRICE           UNITS
                                                   ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                1.000%   $      10.000
 Deferred sales charge in first year (2)                 1.350%   $      13.500
 Creation and development fee (3)                        0.600%   $       6.000
                                                   ------------    ------------
   Maximum first year sales charge                       2.950%   $      29.500
                                                   ============    ============
 Deferred sales charge in second year (2)                1.550%   $      15.500
                                                   ------------    ------------
   Total sales charge                                    4.500%   $      45.000
                                                   ============    ============
 Maximum sales charge on reinvested distributions        0.000%   $       0.000
                                                   ============    ============

                                                      AS A %          AMOUNT
                                                      OF NET          PER 100
                                                      ASSETS           UNITS
                                                   ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                         0.258%   $       2.515
                                                   ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                     0.219%   $       2.138
Supervisory fee (5)                                      0.051%   $       0.500
Bookkeeping and administrative fees                      0.015%   $       0.150
                                                   ============    ============
Estimated annual expenses                                0.285%   $       2.788
                                                   ============    ============

                                                                    AMOUNT PER
                                                                     100 UNITS
                                                                   ------------
ESTIMATED COSTS OVER TIME
One year                                                          $          35
Three years                                                       $          80
Five years                                                        $         127
Ten years                                                         $         253


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

---------------
(1) The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2) The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from March 10, 2004 through August 9, 2004. The second year deferred sales charge accrues daily from March 10, 2005 through June 9, 2005. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.


(3) The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.

(5) The Cohen & Steers REITIncome Portfolio assesses this fee as a percentage (0.05%) of the average daily net asset value.




                                    FEE TABLE

                                                               DIVERSIFIED HEALTHCARE                  ENERGY
                                                                      PORTFOLIO                       PORTFOLIO
                                                             ---------------------------     ---------------------------
                                                              AS A % OF                       AS A % OF
                                                               PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                              OFFERING         PER 100        OFFERING         PER 100
                                                                PRICE           UNITS           PRICE           UNITS
                                                            ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                         1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge in first year (2)                          1.350%   $      13.500          1.350%   $      13.500
 Creation and development fee (3)                                 0.600%   $       6.000          0.600%   $       6.000
                                                            ------------    ------------    ------------    ------------
   Maximum first year sales charge                                2.950%   $      29.500          2.950%   $      29.500
                                                            ------------    ------------    ------------    ------------
 Deferred sales charge in second year (2)                         1.550%   $      15.500          1.550%   $      15.500
                                                            ------------    ------------    ------------    ------------
   Total sales charge                                             4.500%   $      45.000          4.500%   $      45.000
                                                            ============    ============    ============    ============
 Maximum sales charge on reinvested distributions                 0.000%   $       0.000          0.000%   $       0.000
                                                            ============    ============    ============    ============

                                                               AS A %          AMOUNT          AS A %          AMOUNT
                                                               OF NET          PER 100         OF NET          PER 100
                                                               ASSETS           UNITS          ASSETS           UNITS
                                                            ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                                  0.306%   $       2.984          0.490%   $       4.785
                                                            ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                              0.142%   $       1.391          0.159%   $       1.553
Supervisory, bookkeeping and administrative fees                  0.041%   $       0.400          0.041%   $       0.400
                                                            ------------    ------------    ------------    ------------
Estimated annual expenses                                         0.183%   $       1.791          0.200%   $       1.953
                                                            ============    ============    ============    ============

                                                                             AMOUNT PER                      AMOUNT PER
                                                                              100 UNITS                       100 UNITS
                                                                            ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                                   $          34                   $          36
Three years                                                                $          78                   $          82
Five years                                                                 $         124                   $         130
Ten years                                                                  $         245                   $         256



   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

----------------
(1) The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2) The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from March 10, 2004 through August 9, 2004. The second year deferred sales charge accrues daily from March 10, 2005 through June 9, 2005. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units on or prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.


(3) The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.


                                    FEE TABLE

                                                     FINANCIAL INSTITUTIONS
                                                            PORTFOLIO
                                                   ---------------------------
                                                    AS A % OF
                                                     PUBLIC          AMOUNT
                                                    OFFERING         PER 100
                                                      PRICE           UNITS
                                                  ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                               1.000%   $      10.000
 Deferred sales charge in first year (2)                1.350%   $      13.500
 Creation and development fee (3)                       0.600%   $       6.000
                                                  ------------    ------------
   Maximum first year sales charge                      2.950%   $      29.500
                                                  ============    ============
 Deferred sales charge in second year (2)               1.550%   $      15.500
                                                  ------------    ------------
   Total sales charge                                   4.500%   $      45.000
                                                  ============    ============
 Maximum sales charge on reinvested distributions       0.000%   $       0.000
                                                  ============    ============

                                                     AS A %          AMOUNT
                                                     OF NET          PER 100
                                                     ASSETS           UNITS
                                                  ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                        0.402%   $       3.928
                                                  ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                    0.159%   $       1.553
Supervisory, bookkeeping and administrative fees        0.041%   $       0.400
                                                  ============    ============
Estimated annual expenses                               0.200%   $       1.953
                                                  ============    ============

                                                                   AMOUNT PER
                                                                    100 UNITS
                                                                  ------------
ESTIMATED COSTS OVER TIME
One year                                                         $          36
Three years                                                      $          81
Five years                                                       $         128
Ten years                                                        $         252


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you roll your investment into a new series of the Portfolio every two years. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------
(1) The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum first year sales charge (2.95% of the Public Offering Price per Unit) and the sum of the remaining first year deferred sales charge and the total creation and development fee.


(2) The first year deferred sales charge is actually equal to $0.135 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The second year deferred sales charge is actually equal to $0.155 per Unit but in no case will it exceed 1.55% of the Public Offering Price. The first year sales charge accrues daily from March 10, 2004 through August 9, 2004. The second year deferred sales charge accrues daily from March 10, 2005 through June 9, 2005. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full. Unitholders who sell, redeem or exchange their Units on or prior to the Special Redemption Date will not be subject to the second year deferred sales charge, including Units designated with a Classic CUSIP number since these Units will be automatically redeemed on the Special Redemption Date.


(3) The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 90 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.


                                    FEE TABLE

                                                        UTILITY INCOME
                                                           PORTFOLIO
                                                  ---------------------------
                                                   AS A % OF
                                                    PUBLIC          AMOUNT
                                                   OFFERING         PER 100
                                                     PRICE           UNITS
                                                 ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                              1.000%   $      10.000
 Deferred sales charge (2)                             3.350%   $      33.500
 Creation and development fee (3)                      0.600%   $       6.000
                                                 ------------    ------------
   Maximum sales charge                                4.950%   $      49.500
                                                 ============    ============
 Maximum sales charge on reinvested distributions      0.000%   $       0.000
                                                 ============    ============

                                                    AS A %          AMOUNT
                                                    OF NET          PER 100
                                                    ASSETS           UNITS
                                                 ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                       0.400%   $       3.818
                                                 ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                   0.196%   $       1.870
Supervisory, bookkeeping and administrative fees       0.041%   $       0.400
                                                 ============    ============
Estimated annual expenses                              0.237%   $       2.270
                                                 ============    ============

                                                                  AMOUNT PER
                                                                   100 UNITS
                                                                 ------------
ESTIMATED COSTS OVER TIME
1 year                                                          $          56
3 years                                                         $          60
5 years                                                         $          66
5 1/2 years (life of Portfolio)                                 $          67


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The "Estimated Costs Over Time" example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

-----------------
(1) The combination of the initial and deferred sales charge comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (4.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2) The deferred sales charge is actually equal to $0.335 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from June 10, 2004 through November 9, 2004. Your Portfolio pays a proportionate amount of each charge on the 10th day of each month beginning in the accrual period until paid in full.


(3) The creation and development fee compensates the Sponsor for the creation and development of the Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 180 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the estimated amount of these expenses from your Portfolio at the end of the initial offering period.

COHEN & STEERS REIT INCOME PORTFOLIO

    The Portfolio seeks high current income by investing in a diversified portfolio of dividend-paying real estate investment trusts (REITs) selected by Cohen & Steers Capital Management, Inc., the "Portfolio Consultant". The Portfolio is diversified among different publicly-traded REIT sectors, including but not limited to: office, apartment, industrial, and health care. The first step in the portfolio selection process is outlining the investment strategy for the Portfolio. Cohen & Steers draws upon extensive experience and insights from its property sector analysts. These analysts consider the following factors, among others: macro economics, property sectors, regional markets, capital markets and real estate fundamentals. The second step is analyzing the investment candidates. Focusing on both real estate and security fundamentals, the research analysts at Cohen & Steers have covered most major REITs since their initial public offering or before. It is during this step that the analysts review REITs for selection based on factors such as management, balance sheet, corporate structure, real estate portfolio and business plans. The final step in the selection process is for Cohen & Steers to apply proprietary analytical tools to choose the stocks for the portfolio. Some of the tools used during this step are valuation models, risk/return potential, diversification and liquidity.

    Malls, shopping centers, apartment buildings, health care centers, warehouses, offices and the like are often owned and managed by REITs. REITs of the type held by the Portfolio are publicly-traded companies that own, develop, acquire and/or operate income producing real estate properties. By combining the capital of many investors, a REIT can purchase all forms of real estate. Cohen & Steers believes that REITs allow individual investors to participate and benefit from the growing real estate industry. Cohen & Steers believes that improving stability in the real estate market, compelling market values and the search for less volatile investments in turbulent markets are prompting investors to look at REITs. In this current environment, Cohen & Steers believes that REITs may offer appealing investment characteristics, such as:

     o DIVIDENDS AND DIVIDEND GROWTH - REITs may offer a source of regular income. Each year REITs are required to distribute at least 90% of their taxable income as dividends to shareholders. Cohen & Steers believes that REITs have historically provided attractive total returns for many investors.

     o DIVERSIFICATION - Cohen & Steers believes that REITs may provide diversification to your overall portfolio as they have historically shown a relatively low price correlation to price movements of the overall stock and bond markets. In volatile markets, REITs may provide a way to add balance to your portfolio.

     o LONG TERM PERFORMANCE - Cohen & Steers believes that REITs (as measured by the NAREIT Equity Index) have generally delivered attractive long-term returns through various economic and market cycles.

     o SPECIALIZATION - Cohen & Steers believes that REITs can provide skilled and experienced management and typically specialize in either a specific type of property or geographic area. When combined, REITs can spread an investment among securities of different issuers in different REIT sectors, which may offer reduced risk or volatility compared to investing in individual REITs.

     o LIQUIDITY - Because REIT shares are traded on major stock exchanges, they are generally highly liquid.

    No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.

    THE PORTFOLIO CONSULTANT. Founded in 1986, Cohen & Steers Capital Management Inc. is among the largest real estate securities managers in the REIT business, both in terms of assets under management and the size of the team that handles some of the world's largest pension, endowment funds, and investment companies. Cohen & Steers is recognized among the industry leaders and one of its foremost innovators. Cohen & Steers has extensive investment experience, substantial research capabilities and strong trading relationships in the real estate industry. Cohen & Steers also acts as Supervisor of the Portfolio. As described above, Cohen & Steers advises other clients such as investment companies and other accounts. Many of these client accounts are "managed" accounts. The Portfolio is not a managed fund and will generally not sell or replace Securities. Please refer to "Objectives and Securities Selection" for a discussion of Cohen & Steers' activities regarding the advisory accounts of its other clients and the effect these activities may have on the Securities in the Portfolio.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER           NAME OF ISSUER                             MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        AND PROPERTY SECTOR (1)                    PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          ------------
                APARTMENT
        220       Archstone-Smith Trust                    $        27.300            6.26%         $    6,006.00
         95       Avalonbay Communities, Inc.                       47.300            5.92               4,493.50
         91       BRE Properties, Inc.                              32.840            5.94               2,988.44
        107       Camden Property Trust                             41.850            6.07               4,477.95
        103       Equity Residential                                28.950            5.98               2,981.85
        140       Gables Residential Trust                          32.000            7.53               4,480.00
         92       Mid-America Apartment Communities, Inc.           32.420            7.22               2,982.64
                DIVERSIFIED
         79       Colonial Properties Trust                         37.800            7.04               2,986.20
                HEALTH CARE
         63       Health Care Property Investors, Inc.              46.800            7.09               2,948.40
        151       Ventas, Inc.                                      19.800            5.40               2,989.80
                INDUSTRIAL
        140       AMB Property Corporation                          31.840            5.21               4,457.60
        229       Keystone Property Trust                           19.600            6.73               4,488.40
         99       ProLogis                                          30.200            4.77               2,989.80
                OFFICE
        261       Arden Realty, Inc.                                28.920            6.98               7,548.12
         64       Boston Properties, Inc.                           46.400            5.43               2,969.60
        202       CarrAmerica Realty Corporation                    29.840            6.70               6,027.68
        263       Equity Office Properties Trust                    28.320            7.06               7,448.16
        153       Mack Cali Realty Corporpation                     39.160            6.44               5,991.48
        266       Maguire Properties, Inc.                          22.000            0.00               5,852.00
        188       Prentiss Properties Trust                         31.550            7.10               5,931.40
         84       Vornado Realty Trust                              53.240            5.33               4,472.16
                OFFICE/INDUSTRIAL
        192       Kilroy Realty Corporation                         30.770            6.43               5,907.84
        158       Liberty Property Trust                            37.550            6.44               5,932.90
        256       Reckson Associates Reaty Corporation              23.530            7.22               6,023.68
                REGIONAL MALL
         53       CBL & Associates Properties, Inc.                 56.720            5.11               3,006.16
        141       Macerich Company                                  42.090            5.80               5,934.69
        102       Mills Corporation                                 43.900            5.15               4,477.80
        131       Pennsylvania Real Estate Investment Trust         34.800            6.21               4,558.80
         63       Simon Property Group, Inc.                        47.350            5.07               2,983.05
                SHOPPING CENTER
        145       Developers Diversified Realty Corporation         31.070            5.28               4,505.15
         69       Kimco Realty Corporation                          43.400            5.25               2,994.60
        124       New Plan Excel Realty Trust                       24.250            6.80               3,007.00
        173       Ramco-Gershenson Properties Trust                 25.850            6.50               4,472.05
 ----------                                                                                         -------------
      4,697                                                                                         $  149,314.90
 ==========                                                                                         =============

See "Notes to Portfolios".



DIVERSIFIED HEALTHCARE PORTFOLIO

   The Portfolio seeks capital appreciation by investing in a portfolio primarily consisting of stocks of companies diversified within the healthcare industry. The healthcare industry is currently composed of pharmaceutical, biotechnology, healthcare providers, medical devices and medical supply companies. The Portfolio may represent an attractive alternative for investors choosing to have a portion of their portfolio represented in this sector. Due to sub-sectors continuously falling in and out of favor, Van Kampen has designed the Portfolio to take advantage of opportunities to overweight or underweight particular sub-sectors within the healthcare industry based on its current outlook. The healthcare industry appears to be revolutionizing other areas such as medical diagnostics, equipment and services, agriculture, patient care forensics and environmental cleanup and preservation.

   The healthcare sector currently represents approximately 14% of the Standard & Poor's 500 Index in terms of market value. Earnings streams of companies in the healthcare sector tend, in large part, to be de-linked from the domestic economy as a whole.

   The healthcare sector may be defensive in nature; despite changes in the economy, approximately 280 million people live in the U.S. and are in need of quality healthcare. In addition to the U.S. market, many healthcare companies derive a significant portion of their profits from overseas markets. The proportion of gross domestic product spent on healthcare has continued to increase in many developed countries. Demographic trends may favor the healthcare sector. On one hand advances in technology have prolonged the average lifespan and on the other hand the aging of the "Baby Boomer" segment of the population has stimulated demand for pharmaceuticals and medical devices. As costs of healthcare continue to increase, the managed care industry is pressured to develop more sophisticated risk and cost sharing programs and to process claims more quickly and accurately.

   The Portfolio is selected by Scott Miller, a member of the Van Kampen Multi-Cap Growth team. Generally, when evaluating a company for inclusion in the Portfolio, Mr. Miller and his team closely examine the company's business, balance sheets, cash flows and future prospects. They attempt to look at the industry on a macroeconomic basis and seek to identify companies that have characteristics such as:

     o    High competitive advantages

     o    Revolutionary products and services

     o    Strong business model's and efficient operations

     o Highly valuable intangible assets such as patents and intellectual property

     o    Operations within a market with high barriers to entry

     o    Sustainable margins and upwards earnings revisions

   Mr. Miller earned a masters of business administration (high honors) with concentrations in finance and accounting from the University of Chicago Graduate School of Business. Mr. Miller is also a Level III candidate for the Chartered Financial Analyst designation.

   There is no assurance that the trends discussed above will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of Units may fall below the price paid for the Units. You should read the "Risk Factors" section before they invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
--------------   -----------------------------------       ---------------      -----------         -------------
                DISTRIBUTION SERVICES - MEDICAL DISTRIBUTORS
         11       Patterson Dental Company                 $        67.990            0.00%         $      747.89
                HEALTH SERVICES - HOSPITAL/NURSING MANAGEMENT
         56       Guidant Corporation                               53.000            0.60               2,968.00
         55       HCA, Inc.                                         40.350            0.20               2,219.25
                HEALTH SERVICES - MANAGED HEALTH CARE
         28       Caremark Rx, Inc.                                 26.700            0.00                 747.60
         75       UnitedHealth Group, Inc.                          49.850            0.03               3,738.75
         25       WellPoint Health Networks, Inc.                   88.400            0.00               2,210.00
                HEALTH SERVICES - MEDICAL/NURSING SERVICES
        186       Johnson & Johnson                                 51.670            1.86               9,610.62
         18       Lincare Holdings, Inc.                            40.300            0.00                 725.40
                HEALTH SERVICES - SERVICES TO THE HEALTH INDUSTRY
         64       Health Management Associates, Inc.                23.600            0.34               1,510.40
         11       Quest Diagnostics, Inc.                           71.330            0.00                 784.63
         15       Stericycle, Inc.                                  48.630            0.00                 729.45
                HEALTH TECHNOLOGY - BIOTECHNOLOGY
        175       Amgen, Inc.                                       59.940            0.00              10,489.50
         30       Amylin Pharmaceuticals, Inc.                      25.440            0.00                 763.20
         87       Boston Scientific Corporation                     34.640            0.00               3,013.68
         36       Celgene Corporation                               40.730            0.00               1,466.28
         42       Chiron Corporation                                53.270            0.00               2,237.34
         84       Eli Lilly and Company                             70.700            1.90               5,938.80
        106       Genetech, Inc.                                    84.840            0.00               8,993.04
         53       Genzyme Corporation                               42.720            0.00               2,264.16
          9       INAMED Corporation                                81.470            0.00                 733.23
         21       MGI Pharma, Inc.                                  36.160            0.00                 759.36
         96       Millennium Pharmaceuticals, Inc.                  15.620            0.00               1,499.52
                HEALTH TECHNOLOGY - MEDICAL SPECIALTIES
+        26       Alcon, Inc.                                       56.280            0.00               1,463.28
         54       Baxter International, Inc.                        27.630            2.11               1,492.02
         40       Becton Dickinson and Company                      37.530            1.07               1,501.20
         44       Biogen Idec, Inc.                                 35.250            0.00               1,551.00
        224       Bristol-Myers Squibb Company                      26.550            4.22               5,947.20
+        95       GlazoSmithKline Plc                               46.940            2.56               4,459.30
         65       IMS Health, Inc.                                  23.100            0.35               1,501.50
         16       Kindred Healthcare, Inc.                          47.300            0.00                 756.80
         98       Medtronic, Inc.                                   45.300            0.64               4,439.40
         37       St. Jude Medical, Inc.                            60.000            0.00               2,220.00
         11       Varian Medical Systems, Inc.                      66.870            0.00                 735.57
         47       Zimmer Holdings, Inc.                             64.180            0.00               3,016.46
                HEALTH TECHNOLOGY - PHARMACEUTICALS: GENERIC
         21       American Pharmaceutical Partners, Inc.            35.540            0.00                 746.34


PORTFOLIO (CONTINUED)
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
--------------   -----------------------------------       ---------------      -----------         -------------
                HEALTH TECHNOLOGY - PHARMACEUTICALS: MAJOR
        169       Abbott Laboratories                      $        44.160            2.22%         $    7,463.04
+       156       AstraZeneca Plc                                   47.750            1.46               7,449.00
         10       C.R. Bard, Inc.                                   76.860            1.20                 768.60
         41       Gilead Sciences, Inc.                             54.710            0.00               2,243.11
         12       Invitrogen Corporation                            63.550            0.00                 762.60
         30       Kyphon, Inc.                                      25.460            0.00                 763.80
        129       Merck & Company, Inc.                             46.080            3.21               5,944.32
        588       Pfizer, Inc.                                      34.070            1.76              20,033.16
         56       Wyeth                                             40.110            2.29               2,246.16
                HEALTH TECHNOLOGY - PHARMACEUTICALS: OTHER
         19       Allergan, Inc.                                    76.650            0.47               1,456.35
         11       Medicis Pharmaceutical Corporation                67.190            0.30                 739.09
+        92       Teva Pharmaceutical Industries, Ltd.              56.960            0.41               5,240.32
 ----------                                                                                         -------------
      3,374                                                                                         $  149,089.72
 ==========                                                                                         =============

See "Notes to Portfolios".



ENERGY PORTFOLIO

    The Portfolio seeks to provide capital appreciation and dividend income by investing in stocks of energy companies. The energy sector is one of the elements of the Standard & Poor's 500 Index, currently representing approximately 6% of the market value of that index. The Portfolio includes global companies which derive a sizable amount of revenue from sources outside the United States and which are tied economically to a number of countries throughout the world. We selected stocks for a variety of reasons including industry position, growth potential and valuation. The energy industry consists of companies active in the extraction and refining of natural resources worldwide. Within the industry, the crude petroleum and natural gas sectors are made up of companies that operate oil and gas field properties, including the extraction of oil, the production of gas and hydrocarbon liquids. The portfolio may include distributors and large multinational firms in both oil and natural gas industries, integrated oil and gas companies, oil and gas production and exploration companies, and companies involved in energy equipment and services.

    No one can guarantee that the trends or estimates discussed above will continue or be realized. No one can guarantee that continuation of these trends or realization of these estimates will have a positive impact on the performance of your investment. As with any investment, no one can guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          ------------
                ENERGY MINERALS - INTEGRATED OIL
+       349       BP Plc                                   $        42.570            3.59%         $   14,856.93
         50       ChevronTexaco Corporation                         73.600            3.97               3,680.00
        131       ConocoPhillips                                    57.160            3.01               7,487.96
        105       Exxon Mobil Corporation                           35.600            2.81               3,738.00
+       153       Petroleo Brasileiro S.A.                          24.150            2.03               3,694.95
+       167       Royal Dutch Petroleum Company                     44.560            3.28               7,441.52
+       171       Suncor Energy, Inc.                               21.680            0.70               3,707.28
+       189       Total S.A.                                        78.600            2.53              14,855.40
                ENERGY MINERALS - OIL & GAS PRODUCTION
         52       Apache Corporation                                71.500            0.67               3,718.00
        103       Occidental Petroleum Corporation                  36.360            2.86               3,745.08
                ENERGY MINERALS - OIL REFINING/MARKETING
         85       Valero Energy Corporation                         43.380            1.11               3,687.30
                INDUSTRIAL SERVICES - CONTRACT DRILLING
        411       Diamond Offshore Drilling, Inc.                   17.980            1.39               7,389.78
        141       ENSCO International, Inc.                         26.450            0.38               3,729.45
+       338       GlobalSantaFe Corporation                         21.850            0.92               7,385.30
        147       Helmerich & Payne, Inc.                           25.070            1.28               3,685.29
+        98       Nabors Industries, Inc.                           37.770            0.00               3,701.46
        108       Noble Corporation                                 34.500            0.00               3,726.00
+       389       Transocean, Inc.                                  19.100            0.00               7,429.90
                INDUSTRIAL SERVICES - OILFIELD
                SERVICES/EQUIPMENT
        128       Baker Hughes, Inc.                                29.000            1.59               3,712.00
        353       FMC Technologies, Inc.                            21.060            0.00               7,434.18
        312       Halliburton Company                               23.700            2.11               7,394.40
        318       Schlumberger, Ltd.                                46.970            1.60              14,936.46
        114       Weatherford International, Ltd.                   32.680            0.00               3,725.52
                PRODUCER MANUFACTURING - INDUSTRIAL
                CONGLOMERATES
+        65       Norsk Hydro ASA                                   56.870            2.32               3,696.55
 ----------                                                                                         -------------
      4,477                                                                                         $  148,558.71
 ==========                                                                                         =============

See "Notes to Portfolios".



FINANCIAL INSTITUTIONS PORTFOLIO

   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of common stocks primarily issued by financial institutions. The Portfolio also seeks current dividend income as a secondary objective. Financial institutions generally include insurance companies, banks, thrifts, savings and loans, consumer and industrial finance companies, securities brokerage companies, real estate investment companies, investment managers and leasing companies. The Portfolio may invest in some or all of these sectors. The financial sector is currently the largest sector of the Standard & Poor's 500 Index in terms of market value, representing approximately 20% of the total value of that index. When selecting companies for inclusion in this Portfolio, the Sponsor considered elements such as geographic location of the institutions, credit trends, interest rates, individual investor activity and the level of premiums in the insurance industry. Depending upon the type of financial institution, both value and growth metrics may be considered.

   Proper financial planning gives investors the potential to achieve their goals. Proper planning in the past may have meant opening a savings account. However, most investors today feel a need to seek greater growth potential with broader diversification of investments, such as money-market accounts, high-risk securities or even an insurance package. Many investors rely on intermediaries to help them select the appropriate investments, such as insurance companies, banks, investment firms, consumer and commercial finance companies, and securities brokerage companies.

   There is no assurance that the trends discussed herein will continue or that expectations will actually occur. This investment could be adversely affected if these trends do not continue or if current expectations are not realized. As with any investment, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------         -------------
                FINANCE - FINANCE/RENTAL/LEASING
        123       Capital One Financial Corporation        $        57.950            0.18%         $    7,127.85
        102       Fannie Mae                                        69.460            2.59               7,084.92
        130       Freddie Mac                                       54.400            1.91               7,072.00
                FINANCE - FINANCIAL CONGLOMERATES
        130       Citigroup, Inc.                                   46.300            3.02               6,019.00
        169       J.P. Morgan Chase & Company                       35.410            3.84               5,984.29
                FINANCE - INVESTMENT BANKS/BROKERS
         63       Goldman Sachs Group, Inc.                         94.250            1.06               5,937.75
        106       Merrill Lynch & Company, Inc.                     56.100            1.14               5,946.60
                FINANCE - LIFE/HEALTH INSURANCE
        233       Metlife, Inc.                                     30.320            0.76               7,064.56
        161       Torchmark Corporation                             44.050            1.00               7,092.05
                FINANCE - MAJOR BANKS
         80       Bank of America Corporation                       74.570            4.29               5,965.60
        132       PNC Financial Services Group                      53.590            3.73               7,073.88
        102       SunTrust Banks, Inc.                              69.500            2.59               7,089.00
        134       Wachovia Corporation                              44.500            3.15               5,963.00
        126       Wells Fargo & Company                             56.560            3.18               7,126.56
                FINANCE - PROPERTY/CASUALTY INSURANCE
        175       Allstate Corporation                              40.570            2.27               7,099.75
        110       Chubb Corporation                                 64.050            2.25               7,045.50
        176       Cinncinnati Financial Corporation                 40.510            2.47               7,129.76
+       153       RenaissanceRe Holdings, Ltd.                      46.260            1.30               7,077.78
        441       Travelers Property Casualty Corporation           16.040            2.00               7,073.64
                FINANCE - SPECIALTY INSURANCE
        103       Ambac Financial Group, Inc.                       68.660            0.64               7,071.98
        213       Fidelity National Financial, Inc.                 33.370            2.16               7,107.81
        123       MBIA, Inc.                                        57.560            1.39               7,079.88
 ----------                                                                                         -------------
      3,285                                                                                         $  149,233.16
 ==========                                                                                         =============



See "Notes to Portfolios".



UTILITY INCOME PORTFOLIO

   The Portfolio seeks dividend income with the potential for capital appreciation by investing in a portfolio of stocks of companies diversified within the utility industry. The Portfolio seeks to achieve an attractive, sustainable level of income, with potential for growth of income, and while also offering the potential of capital appreciation. In selecting securities for the portfolio, the Sponsor selected common stocks of utility companies whose corporate debt was rated investment grade as of the time of selection and have the potential for future dividend increases.

   There are many things consumers will sacrifice in a tight economy or if they've lost their job, however, few consumers will sacrifice the basic utilities that drive their lives. Whether it's electric power, water for drinking and sewage or the gas they use to heat their homes and cook, most consumers will continue to use power. In fact, the consumption of electric power and natural gas has generally been on the rise since 1973. Because utilities are such a fundamental part of consumer lives, utility stocks may offer several advantages. Technological innovation continues to drive the world and increase energy usage. With energy such a key part of modern society, sharp declines in usage may be less likely. While utility companies need to weather changes in their industry , such as new regulation or increased competition, the fundamental demand for their product is unlikely to disappear.

   There is no assurance that these trends will continue or that expectations will actually occur. If these trends do not continue or if current expectations are not realized, your investment could be adversely affected. Of course, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.



PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
--------------   -----------------------------------       ---------------      -----------          ------------
                UTILITIES - ELECTRIC UTILITIES
        136       Ameren Corporation                        $      43.200              5.88%        $    5,875.20
        190       Black Hills Corporation                          31.530              3.81              5,990.70
        164       Cinergy Corporation                              36.270              5.07              5,948.28
        152       Consolidated Edison, Inc.                        39.110              5.73              5,944.72
        164       Constellation Energy Group, Inc.                 36.310              2.86              5,954.84
         98       Dominion Resources, Inc.                         60.470              4.27              5,926.06
        267       Energy East Corporation                          22.140              4.52              5,911.38
        113       Entergy Corporation                              52.310              3.44              5,911.03
         92       FPL Group, Inc.                                  64.060              3.75              5,893.52
        125       NSTAR                                            47.650              4.53              5,956.25
        157       Pinnacle West Capital Corporation                37.960              4.74              5,959.72
        147       PPL Corporation                                  40.440              3.81              5,944.68
        139       Progress Energy, Inc.                            42.610              5.26              5,922.79
        148       Public Service Enterprise Group, Inc.            40.060              5.39              5,928.88
        177       SCANA Corporation                                33.650              4.10              5,956.05
        204       Southern Company                                 29.160              4.80              5,948.64
        136       WPS Resources Corporation                        43.890              4.97              5,969.04
                UTILITIES - GAS DISTRIBUTORS
        172       KeySpan Corporation                              34.750              5.12              5,977.00
        111       Kinder Morgan, Inc.                              53.600              2.99              5,949.60
        261       MDU Resources Group, Inc.                        22.750              2.99              5,937.75
        158       New Jersey Resources Corporation                 37.820              3.44              5,975.56
        292       NiSource, Inc.                                   20.380              4.51              5,950.96
        150       Peoples Energy Corporation                       39.790              5.33              5,968.50
        221       Sempra Energy                                    27.020              3.70              5,971.42
        258       Vectren Corporation                              23.120              4.93              5,964.96
 ----------                                                                                         ------------
      4,232                                                                                         $  148,637.53
 ==========                                                                                         ============


See "Notes to Portfolios."



NOTES TO PORTFOLIOS

     (1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on November 17, 2003 and have a settlement date of November 20, 2003 (see "The Portfolios").

     (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                   PROFIT
                                                COST TO           (LOSS) TO
                                                SPONSOR            SPONSOR
                                            --------------      -------------
Cohen & Steers REIT Income Portfolio        $   149,315        $      --
Diversified Healthcare Portfolio            $   149,103        $     (13)
Energy Portfolio                            $   148,559        $      --
Financial Institutions Portfolio            $   149,233        $      --
Utility Income Portfolio                    $   148,638        $      --

"+" indicates that the security was issued by a foreign company.



     (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes.




     THE SECURITIES. A brief description of each of the issuers of the Securities is listed below for each Portfolio.

     COHEN & STEERS REIT INCOME PORTFOLIO

     AMB Property Corporation. AMB Property Corporation acquires and operates industrial properties throughout the United States. AMB's property portfolio is located in major distribution markets near airports, seaports, and freeway systems.

     Archstone-Smith Trust. Archstone-Smith Trust is a real estate investment trust that owns, develops, acquires, and operates apartments. The company's apartments are located in protected locations in major metropolitan areas across the United States. Archstone-Smith owns garden-style and high-rise properties.

     Arden Realty, Inc. Arden Realty, Inc. is a real estate investment trust which owns, acquires, manages, renovates, operates, manages, and leases commercial office properties in Southern California. The company operates through its controlling interest in Arden Realty Limited Partnership.

     Avalonbay Communities, Inc. Avalonbay Communities, Inc. is a self-managed, fully-integrated multi-family real estate investment trust. The company focuses on the ownership and operation of institutional-quality apartment communities in high barrier-to-entry markets of the United States. The markets are located in Northern and South California and in the Mid-Atlantic, Northeast, Midwest and Pacific Northwest region.

     Boston Properties, Inc. Boston Properties, Inc. develops, redevelops, acquires, manages, operates, and leases office, industrial, and hotel properties. The company has a significant presence in the Massachusetts, Washington, D.C., California, Maryland, New Jersey, and Virginia markets.

     BRE Properties, Inc. BRE Properties, Inc. is a real estate investment trust which owns and operates multi-family communities and other income-producing properties in the Western United States.

     Camden Property Trust. Camden Property Trust is a self-administered and self-managed real estate investment trust. The company owns and operates multifamily apartment communities located in the Southwest region of the United States. The properties are located in Texas, Florida, Missouri, North Carolina, Arizona and Kentucky.

     CarrAmerica Realty Corporation. CarrAmerica Realty Corporation is a real estate investment trust. The company focuses primarily on the acquisition, development, ownership and operation of value office properties in select suburban markets across the United States. CarrAmerica owns interests in a portfolio of operating office properties in markets including Seattle, Denver, Dallas, Chicago, Atlanta, Phoenix and others.

     CBL & Associates Properties, Inc. CBL & Associates Properties, Inc. is a self managed, self administered real estate investment trust. The company owns regional shopping malls and community shopping centers in the United States.

     Colonial Properties Trust. Colonial Properties Trust develops, owns and operates retail, multifamily and office properties in the Southeastern United States. The company's activities include development of new properties, acquisition of existing properties built to suit development and the provision of management, leasing and brokerage services for income producing real estate.

     Developers Diversified Realty Corporation. Developers Diversified Realty Corporation is a real estate investment trust that develops, leases, and manages shopping centers. The company's properties are located primarily in the East and Midwest United States.

     Equity Office Properties Trust. Equity Office Properties Trust is a real estate investment trust that owns and manages office properties. The Trust has a portfolio of buildings located in various states across the United States. Equity Office provides a wide range of office space for local, regional, and national customers.

     Equity Residential. Equity Residential is a self-administered and self-managed real estate investment trust that owns and operates multifamily properties. The company owns apartments located throughout the United States.

     Gables Residential Trust. Gables Residential Trust is a self-administered and self-managed real estate investment trust. The company owns, manages and develops multifamily apartment communities in the Southeastern and Southwestern United States.

     Health Care Property Investors, Inc. Health Care Property Investors, Inc. is a real estate investment trust. The Trust invests in health care related real estate throughout the United States. Health Care's properties include long term care facilities, acute care hospitals, rehabilitation hospitals, assisted living and congregate care facilities, medical office buildings, and physician group practice clinics.

     Keystone Property Trust. Keystone Property Trust is a self-administered and self-managed real estate investment trust. The company focuses on industrial and office properties located in the Mid-Atlantic and Northeast states. Keystone provides big box industrial warehouse space for corporate distribution and logistics providers to East Coast population centers.

     Kilroy Realty Corporation. Kilroy Realty Corporation is a real estate investment trust engaged in the ownership, acquisition, development and operation of office and industrial properties located in California, Washington, and Arizona.

     Kimco Realty Corporation. Kimco Realty Corporation is a real estate investment trust (REIT). The company owns and operates neighborhood and community shopping centers. These shopping centers are generally anchored by supermarkets, department stores or drugstores. The company also provides management services for shopping centers owned by affiliated entities and various real estate joint ventures.

     Liberty Property Trust. Liberty Property Trust is a real estate investment trust (REIT) which owns suburban office and industrial properties. The company operates through its Liberty Property Limited Partnership subsidiary.

     Macerich Company. Macerich Company is a fully integrated, self-administered and self-managed real estate investment trust. The company acquires, owns, redevelops, manages, and leases regional and community shopping centers located throughout the United States.

     Mack-Cali Realty Corporation. Mack-Cali Realty Corporation is a fully integrated, self administered, self managed real estate investment trust (REIT) providing management, leasing, development, construction, and other tenant related services for its class A real estate portfolio. The properties are primarily office and office/flex buildings located in the Northeast.

     Maguire Properties, Inc. Maguire Properties, Inc. is a real estate investment trust that owns and operates Class A office properties in the Los Angeles central business district in California. The company is primarily focused on owning and operating high quality office properties in the high-barrier-to-entry Southern California market.

     Mid-America Apartment Communities, Inc. Mid-America Apartment Communities, Inc. is a self-administered and self-managed real estate investment trust which owns, develops, acquires and operates multifamily apartment communities in the southeast and midwest United States and Texas. In addition, the company conducts third party property management, development and construction activities through its service corporation.

     Mills Corporation. Mills Corporation is a real estate investment trust
(REIT). The company owns, develops, leases, manages, and markets a portfolio of properties consisting of super-regional retail and entertainment-oriented centers under the Mills and Block names. Mills also owns community shopping centers.

     New Plan Excel Realty Trust. New Plan Excel Realty Trust owns and manages community and neighborhood shopping centers. The company operates as a self-administered and self-managed real estate investment trust (REIT), with its properties located across various states. New Plan's properties are primarily grocery or name-brand discount chain anchored stores.

     Pennsylvania Real Estate Investment Trust. Pennsylvania Real Estate Investment Trust is a self-administered real estate investment trust involved in acquiring, managing and holding real estate interests for current yield and long-term appreciation. The company's real estate holdings consist of shopping malls, strip and power centers, and industrial properties in the Mid-Atlantic and Southeastern United States.

     Prentiss Properties Trust. Prentiss Properties Trust is a self-administered and self-managed real estate investment trust (REIT). The Trust owns, manages, acquires, leases, develops, and builds industrial properties throughout the United States.

     ProLogis. ProLogis provides distribution facilities and services. The company has distribution facilities owned, managed, and under development in various markets throughout North America, Europe, and Japan.

     Ramco-Gerhenson Properties Trust. Ramco-Gershenson Properties Trust owns, develops, acquires, manages and leases regional malls, community shopping centers and single tenant properties, nationally. The REIT'S portfolio consists of properties located in Michigan, Ohio, Florida, New York, New Jersey, Maryland, Georgia and Wisconsin, North Carolina. South Carolina, Tennessee and Alabama.

     Reckson Associates Realty Corporation. Reckson Associates Realty Corporation is a self-managed and self-administered real estate investment trust. The company owns, develops, acquires, leases, and manages office and industrial properties in the New York Tri-State area.

     Simon Property Group, Inc. Simon Property Group, Inc. is a self-administered and self-managed, real estate investment trust. The company is engaged primarily in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers.

     Ventas, Inc. Ventas, Inc. is a self administered, self managed real estate investment trust that owns long-term acute care hospitals, nursing centers, assisted living facilities, and healthcare office properties.

     Vornado Realty Trust. Vornado Realty Trust is a fully-integrated real estate investment trust that owns, manages and leases office properties in the New York City & Washington, DC metropolitan areas. The company holds shopping center properties in the US and Puerto Rico, the Merchandise Mart Properties portfolio, and partnership interests in cold storage warehouse facilities nationwide and Alexander's, Inc.

     DIVERSIFIED HEALTHCARE PORTFOLIO

     Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

     Alcon, Inc. Alcon, Inc., an eye care company, develops, manufactures, and markets pharmaceuticals, surgical equipment and devices, and contact lens care and other care products that treat conditions of the eye. Alcon sells its products throughout the world.

     Allergan, Inc. Allergan, Inc. is a global health care company providing eye care and specialty pharmaceutical products worldwide. The company develops and commercializes products in the eye care, neuromuscular, and skin care markets that satisfy unmet medical needs and improve patients' lives. Allergan markets its products under brand names such as Alphagan, Botox, Complete, and Tazorao.

     American Pharmaceutical Partners, Inc. American Pharmaceutical Partners, Inc. develops, manufactures, and markets injectable pharmaceutical products. The company's primary focus in the oncology, anti-infective, and critical care markets.

     Amgen, Inc. Amgen Inc. discovers, develops, manufactures, and markets human therapeutics based on cellular and molecular biology. The company focuses its research on secreted protein and small molecule therapeutics, with particular emphasis on neuroscience and cancer. Amgen concentrates on the areas of hematology, cancer, infectious disease, endocrinology, neurobiology, and inflammation.

     Amylin Pharmaceuticals, Inc. Amylin Pharmaceuticals, Inc. is a development stage pharmaceutical company focused on metabolic disorders. The company is developing SYMLIN for the treatment of people with diabetes who use insulin. Amylin is seeking to market its product for the treatment of type 1 and insulin-using type 2 diabetes in the United States and Europe.

     AstraZeneca Plc. AstraZeneca Plc is a holding company. Through its subsidiaries, the Group researches, manufactures and sells pharmaceutical and medical products. The Group focuses its operations on seven therapeutic areas:
Gastrointestinal, Oncology, Cardiovascular, Respiratory, Central Nervous System, Pain Control, Anaesthesia and Infection.

     Baxter International, Inc. Baxter International, Inc. develops, manufactures, and markets products and technologies related to the blood and circulatory systems. The company also researches, develops, manufactures, and sells vaccines for the prevention of infectious diseases. Baxter conducts operations in North America, Asia, Europe, Japan, and Latin America.

     Becton, Dickinson and Company. Becton, Dickinson and Company manufactures and sells a variety of medical supplies and devices and diagnostic systems. The company's products are used by health care professionals, medical research institutions, and the general public. Becton's products are marketed worldwide.

     Biogen Idec, Inc. Biogen Idec, Inc. develops, manufactures, and commercializes novel therapies, focusing on oncology and immunology. The company's lead products include RITUXAN, AVONEX, ZEVALIN, and AMEVIVE. Biogen has offices in the United States, Canada, Australia, Japan, and Europe, and employees worldwide.

     Boston Scientific Corporation. Boston Scientific Corporation develops, manufactures, and markets minimally invasive medical devices. The company's products are used in cardiology, electrophysiology, gastroenterology, neuro-endovascular therapy, pulmonary medicine, radiology, urology, and vascular surgery. Boston Scientific's products are used to diagnose and treat a wide range of medical problems.

     Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, wound management, nutritional supplements, infant formulas, and hair and skin care products.

     C.R. Bard, Inc. C.R. Bard, Inc. designs, manufactures, packages, distributes, and sells medical, surgical, diagnostic, and patient care devices, most of which are used once and discarded. The company's principal customers include hospitals, physicians, and nursing homes. Bard markets vascular, urological, oncological, and surgical specialties products throughout the world.

     Caremark Rx, Inc. Caremark Rx, Inc. provides pharmaceutical services in the United States. The company provides prescription benefit management, therapeutic pharmaceutical services, and associated disease management programs. Caremark Rx provides its services to corporations, insurance companies, unions, government employee groups, and managed care organizations.

     Celgene Corporation. Celgene Corporation develops and commercializes human pharmaceuticals and agrochemicals. The company employs small molecule immunotherapeutic compound development and biocatalytic chiral chemistry technology platforms. Celgene's lead compound, Thalomid, is in clinical trials for the treatment of a variety of cancers and is being marketed for the treatment of ENL, a complication of leprosy.

     Chiron Corporation. Chiron Corporation is a biotechnology company that participates in the biopharmaceuticals, blood testing, and vaccines markets. The company develops products for preventing and treating cancer, infection, and cardiovascular disease. Chiron's products include Proleukin, recombinant human platelet-derived growth factor, and traditional pediatric and adult vaccines.

     Eli Lilly and Company. Eli Lilly and Company discovers, develops, manufactures, and sells pharmaceutical products for humans and animals. The company's products are sold in countries around the world. Eli Lilly's products include neuroscience products, endocrine products, anti-infectives, cardiovascular agents, oncology products, an antiulcer agent, and animal health products.

     Genentech, Inc. Genentech, Inc., a biotechnology company, discovers, develops, manufactures, and markets human pharmaceuticals. The company markets biotechnology products directly in the United States.

     Genzyme Corporation. Genzyme Corporation is a global biotechnology company that offers diagnostic products and services and has a broad portfolio focused on rare genetic disorders, renal disease, and osteoarthritis. The company also researches cancer, heart disease, and other areas of unmet medical need. Genzyme's operations are worldwide serving more than 80 countries.

     Gilead Sciences, Inc. Gilead Sciences, Inc. is a biopharmaceutical company that discovers, develops, and commercializes therapeutics to advance the care of patients suffering from life-threatening diseases. The company has six marketed products and focuses its research and clinical programs on anti-infectives, including antivirals, antifungals, and antibacterials.

     GlaxoSmithKline Plc. GlaxoSmithKline Plc is a research-based pharmaceutical group that develops, manufactures and markets vaccines, prescription and over-the-counter medicines, as well as health-related consumer products. The Group, which also provides laboratory testing and disease management services, specializes in treatments for respiratory, central nervous system, gastro-intestinal and genetic disorders.

     Guidant Corporation. Guidant Corporation designs, develops, manufactures, and markets therapeutic medical devices for use in cardiac rhythm management, vascular intervention, and cardiac and vascular surgery. The company's products include automatic implantable cardioverter defibrillator systems, implantable pacemaker systems, coronary stent systems, and balloon dilation catheters.

     HCA, Inc. HCA, Inc. operates hospitals and other healthcare facilities. The company currently operates general, acute care hospitals, and psychiatric hospitals that offer a variety of services. HCA's facilities are located in the United States, England, and Switzerland.

     Health Management Associates, Inc. Health Management Associates, Inc. operates general acute care hospitals in rural communities located primarily in the southeastern and southwestern United States. The company's facilities offer a wide range of medical and surgical services.

     IMS Health, Inc. IMS Health, Inc. is a pharmaceutical manufacturer information partner with operations in countries around the world. The company provides market research for prescription and over-the-counter pharmaceutical products. IMS also provides sales management information to optimize sales force productivity.

     INAMED Corporation. INAMED Corporation develops a range of medical devices. The company's products are used by surgeons and specialist physicians in the areas of aesthetic plastic surgery, reconstructive plastic surgery, obesity surgery, endoscopic surgery, and non-surgical weight loss. INAMED's products are sold to outpatient surgery centers and hospitals in the United States and other countries.

     Invitrogen Corporation. Invitrogen Corporation develops, manufactures, and markets tools in kit form and provides other research products and services to corporate, academic, and government entities. The company also provides essential technologies needed by the biotechnology and biopharmaceutical communities. Invitrogen provides products primarily for molecular biology research.

     Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

     Kindred Healthcare, Inc. Kindred Healthcare, Inc. provides long-term healthcare services primarily operating nursing centers and hospitals across the United States. The company also provides sleep disorder services and pharmacy services.

     Kyphon, Inc. Kyphon, Inc. utilizes its balloon technology to develop medical devices for orthopedic applications. The company's products are used in a surgical spine procedure called Kyphoplasty for the treatment of vertebral body compression fractures.

     Lincare Holdings, Inc. Lincare Holdings, Inc. provides oxygen and other respiratory therapy services to patients in the home. The company's patients typically suffer from emphysema, chronic bronchitis, or asthma. The company serves customers throughout the United States through its operating centers.

     Medicis Pharmaceutical Corporation. Medicis Pharmaceutical Corporation markets numerous prescription, non-prescription, and over-the-counter products to treat various dermatological conditions. The company currently markets prescription brand products including DYNACIN, TRIAZ, LIDEX, SYNALAR, NOVACET, ZONALON, LUSTRA, THERMYCIN Z, and BENZASHAVE.

     Medronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

     Merck & Company, Inc. Merck & Company, Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

     MGI Pharma, Inc. MGI Pharma, Inc. is an oncology-focused biopharmaceutical company that acquires, develops, and markets specialty pharmaceutical and medical products for therapeutic markets of unmet need. The company's current products address special needs in the fields of cancer and rheumatology. MGI operates in the United States and collaborates with partners in international markets.

     Millennium Pharmaceuticals, Inc. Millennium Pharmaceuticals, Inc. is a biopharmaceutical company that uses its scientific and technological capabilities and methods to develop drugs and predictive medicine products and services. The company's predictive medicine involves identifying information that enables healthcare professionals to make better informed decisions on drug treatment and patient care.

     Patterson Dental Company. Patterson Dental Company distributes dental products to dentists, dental laboratories, institutions, physicians, and other healthcare providers. The company provides products such as x-ray film, impression and restorative materials, hand-instruments, sterilization products, and front office forms. Patterson markets its products and services in the United States and Canada.

     Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

     Quest Diagnostics, Inc. Quest Diagnostics, Inc. provides diagnostic testing, information, and services. The company operates a national network of full-service laboratories, rapid response laboratories, and patient service centers. Quest Diagnostics provides esoteric testing, routine medical testing, drugs of abuse testing, and non-hospital-based anatomicpathology testing.

     St. Jude Medical, Inc. St. Jude Medical, Inc. develops, manufactures, and distributes medical devices for the worldwide cardiovascular market. The company serves patients and its health care customers with products and services including heart valves, cardiac rhythm management systems, specialty catheters, and other cardiovascular devices.

     Stericycle, Inc. Stericycle, Inc. provides regulated medical waste management services. The company offers waste collection, transportation, treatment, and disposal to customers in the United States, Canada, Puerto Rico, and Mexico.

     Teva Pharmaceutical Industries Limited. Teva Pharmaceutical Industries Limited develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. The company produces antibiotics, oncological products, Alpha D3 for treatment of post-menopausal bone loss in women and Copaxone for treatment of multiple sclerosis. Teva develops novel drugs for diseases of the central nervous system.

     UnitedHealth Group, Inc. UnitedHealth Group, Inc. owns and manages organized health systems in the United States and internationally. The company provides employers products and resources to plan and administer employee benefit programs. UnitedHealth also serves the health needs of older Americans, provides specialized care services, and provides health care information and research to providers and payers.

     Varian Medical Systems, Inc. Varian Medical Systems, Inc. is a worldwide supplier of integrated cancer-care systems. The company's products include Clinac medical linear accelerators and brachytherapy systems for treatment, as well as Ximatron simulators for therapy planning and verification. Varian also supplies ancillary equipment, software, and networking systems, as well as x-ray tubes for diagnostic imaging.

     WellPoint Health Networks, Inc. WellPoint Health Networks, Inc. is a managed care company that serves members through Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, and UNICARE. The company offers products such as health maintenance organization, preferred provider organization, point of service, hybrid, and specialty managed care products.

     Wyeth. Wyeth is a research-driven pharmaceutical and health care products company. The company discovers, develops, manufactures, and markets pharmaceuticals, vaccines, biotechnology products, and non-prescription medicines that improve the quality of life for people worldwide. Wyeth's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.

     Zimmer Holdings, Inc. Zimmer Holdings, Inc., through its subsidiary, designs, develops, manufactures, and markets orthopedic reconstructive implants and fracture management products. The company also manufactures and markets other products relating to orthopedic and general surgery. Zimmer markets its products in the United States and other countries around the world.

     ENERGY PORTFOLIO

     Apache Corporation. Apache Corporation explores for and produces natural gas, crude oil, and natural gas liquids. The company has operations in North America, Egypt, Western Australia, Poland, and the People's Republic of China.

     Baker Hughes, Inc. Baker Hughes, Inc. supplies reservoir-centered products, services, and systems to the worldwide oil and gas industry. The company provides products and services for oil and gas exploration, drilling, completion, and production. Baker Hughes also manufactures and markets a variety of roller cutter bits and fixed cutter diamond bits.

     BP Plc. BP Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, generates solar energy, and manufactures and markets chemicals. BP's chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in over 100 countries.

     ChevronTexaco Corporation. ChevronTexaco Corporation is an integrated energy company with operations in countries located around the world. The company conducts operations in oil and gas exploration and production, oil and gas refining and marketing, power, and chemical manufacturing. ChevronTexaco markets petroleum products under brand names such as Chevron, Texaco, Caltex, Havoline, and Delo.

     ConocoPhillips. ConocoPhillips is an international, integrated energy company which operates in several business segments. The company explores for and produces petroleum, and refines, markets, supplies, and transports petroleum. ConocoPhillips also gathers and processes natural gas, and produces and distributes chemicals and plastics.

     Diamond Offshore Drilling, Inc. Diamond Offshore Drilling, Inc. drills offshore oil and gas wells on a contract basis. The company is a world-wide deep water driller with a fleet of offshore rigs, consisting of semisubmersibles, jack-ups, and drillships.

     ENSCO International, Inc. ENSCO International, Inc. is an international offshore contract drilling company. The company also provides marine transportation services in the Gulf of Mexico.

     Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

     FMC Technologies, Inc. FMC Technologies, Inc. designs, manufactures, and services systems and products used in offshore, particularly deepwater, exploration and production of crude oil and natural gas. The company also provides advanced handling and processing systems to industrial customers. FMC Technologies' subsea products include drilling and production systems, subsea tree systems, and fluid control systems.

     GlobalSantaFe Corporation. GlobalSantaFe Corporation is an international offshore and land contract driller. The company owns and operates a fleet consisting of marine and land drilling rigs located in various countries throughout the world. GlobalSantaFe also provides drilling related services to the petroleum industry, including third-party rig operations, incentive drilling, and management services.

     Halliburton Company. Halliburton Company provides energy services and engineering and construction services, as well as manufactures products for the energy industry. The company offers discrete services and products and integrated solutions to customers in the exploration, development, and production of oil and natural gas.

     Helmerich & Payne, Inc. Helmerich & Payne, Inc. provides contract drilling of oil and gas wells in the Gulf of Mexico and South America. The company operates land rigs and platform rigs.

     Nabors Industries, Ltd. Nabors Industries, Ltd., is a land drilling contractor, and also performs well servicing and workovers. The company conducts oil, gas, and geothermal land drilling operations in the continental United States, Alaska, and Canada, as well as in South and Central America and the Middle East. Nabors' well-site services include oilfield management, well logging, and other support services.

     Noble Corporation. Noble Corporation provides diversified services for the oil and gas industry. The company provides contract drilling services with its fleet of offshore drilling units located in markets worldwide. Noble also provides labor contract drilling services, well site and project management services, and engineering services.

     Norsk Hydro ASA. Norsk Hydro ASA is an industrial company. The company transforms natural resources such as hydroelectric power, oil, and gas into industrial products and energy. Norsk Hydro explores for and produces oil and gas. The company is a producer of mineral fertilizers, aluminium products, and magnesium, as well as industrial chemicals and petrochemicals. Norsk Hydro operates worldwide.

     Occidental Petroleum Corporation. Occidental Petroleum Corporation explores for, develops, produces, and markets crude oil and natural gas. The company also manufactures and markets a variety of basic chemicals, including chlorine, caustic soda, polyvinyl chloride, vinyl chloride monomer, and ethylene dichloride, as well as specialty chemicals. Occidental also has an interest in petrochemicals.

     Petroleo Brasileiro S.A. - Petrobras. Petroleo Brasileiro S.A. - Petrobras explores for and produces oil and natural gas. The company refines, markets, and supplies oil products. Petrobras operates oil tankers, distribution pipelines, marine, river and lake terminals, thermal power plants, fertilizer plants, and petrochemical units. The company operates in South America, the United States, and Africa.

     Royal Dutch Petroleum Company. Royal Dutch Petroleum Company owns 60% of the Royal Dutch/Shell Group of companies. Through this interest, the company explores for, produces, refines, and markets petroleum products, manufactures chemicals, and produces solar cells.

     Schlumberger, Ltd. Schlumberger, Ltd. is a technology services company consisting of two business segments. Schlumberger Oilfield Services provides technology services and solutions to the international petroleum industry. SchlumbergerSema provides information technology services to the telecommunications, energy and utilities, finance, transport, and public sector markets.

     Suncor Energy, Inc. Suncor Energy, Inc. is a Canadian energy company. The company's Oil Sands business mines and upgrades oil sand and markets custom-blended refinery feedstock and diesel fuel, near Fort McMurray in northern Alberta. Suncor produces natural gas in Western Canada, has a refining and marketing business in Ontario, and a retail business that operates under the brand name of Sunoco.

     Total SA. Total SA explores for, produces, refines, transports, and markets oil and natural gas. The company also operates a chemical division which produces polypropylene, polyethylene, polystyrene, rubber, paint, ink, adhesives, and resins. Total operates gasoline filling stations in Europe, the United States, and Africa.

     Transocean, Inc. Transocean, Inc. is an offshore drilling contractor. The company owns or operates mobile offshore drilling units, inland drilling barges, and other assets utilized in the support of offshore drilling activities worldwide. Transocean specializes in technically demanding segments of the offshore drilling business, including deepwater and harsh environment drilling services.

     Valero Energy Corporation. Valero Energy Corporation is an independent petroleum refining and marketing company that owns and operates refineries in the United States and Canada. The company also operates retail sites under the Valero, Diamond Shamrock, Ultramar, Total, and Beacon brands. In addition, Valero owns a proprietary pipeline network.

     Weatherford International, Ltd. Weatherford International, Ltd. provides equipment and services used for the drilling, completion, and production of oil and natural gas wells. The company offers drilling and intervention services, completion systems, artificial lift systems, and compression services. Weatherford conducts operations in substantially all of the oil and natural gas producing regions in the world.

     FINANCIAL INSTITUTIONS PORTFOLIO

     Allstate Corporation. Allstate Corporation, through its subsidiaries, provides property-liability insurance, as well as other types of insurance in the United States and Canada. The company primarily sells private passenger automobile and homeowners insurance through independent and specialized brokers. Allstate also sells life insurance, annuity, and group pension products through agents.

     Ambac Financial Group, Inc. Ambac Financial Group, Inc., a holding company, provides financial guarantee insurance and financial management services. The company, through Ambac Assurance Corporation, insures municipal and structured finance obligations. Ambac provides investment agreements, interest rate swaps, investment management advisory, and cash management services to states and municipalities.

     Bank of America Corporation. Bank of America Corporation is a bank holding company and a financial holding company. The company provides a diversified range of banking and non-banking financial services and products both domestically and internationally. The company provides consumer and commercial banking, asset management, global corporate and investment banking, and equity investments.

     Capital One Financial Corporation. Capital One Financial Corporation provides a variety of products and services to consumers through its subsidiaries. The company, through Capital One Bank, offers credit card products. Capital One F.S.B. provides certain consumer lending and deposit services. Capital One Services, Inc. provides operating, administration, and other services to the Corporation.

     Chubb Corporation. Chubb Corporation, a holding company, offers property and casualty insurance, which includes personal, standard commercial and specialty commercial insurance. The company provides insurance coverage principally in the United States, Canada, Europe, Australia, and parts of Latin America and the Far East.

     Cincinnati Financial Corporation. Cincinnati Financial Corporation, through its subsidiaries, offers property and casualty and life insurance. The company markets a variety of insurance products, provides leasing and financing, and provides investment management services to institutions, corporations, and individuals.

     Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

     Fannie Mae. Fannie Mae buys and holds mortgages, and issues and sells guaranteed mortgage-backed securities to facilitate housing ownership for low to middle-income Americans. The company was chartered by the United States Congress, but went public in 1970.

     Freddie Mac. Freddie Mac is a stockholder-owned corporation established by the United States Congress to create a continuous flow of funds to mortgage lenders. The corporation supplies lenders with the money to make mortgages and packages the mortgages into marketable securities. The system is designed to create a stable mortgage credit system and reduce the rates paid by homebuyers.

     Fidelity National Financial, Inc. Fidelity National Financial, Inc., provides insurance underwriting and diversified real estate services. The company services include issuing title insurance, providing escrow and trust services, offering real estate information and technology services, as well as various other real estate services. Fidelity also originates, funds, purchases, sells, securitizes, and services equipment.

     Goldman Sachs Group, Inc. Goldman Sachs Group, Inc. is a global investment banking and securities firm specializing in investment banking, trading and principal investments, and asset management and securities services. The company provides services to corporations, financial institutions, governments, and high-net worth individuals.

     J.P. Morgan Chase & Company. J.P. Morgan Chase & Company provides global financial services under the J.P. Morgan brand and retail banking under the Chase brand. The company provides services such as investment banking, treasury and securities services, asset management, private banking, cardmember services, commercial banking, and home finance.J.P. Morgan Chase serves business enterprises, institutions, and individuals.

     MBIA, Inc. MBIA, Inc., through its subsidiaries, is a financial guarantor and a provider of specialized financial services. The company provides products and services that meet the credit enhancement, financial, and investment needs of its public and private clients worldwide.

     Merrill Lynch & Company, Inc. Merrill Lynch & Company, Inc., is a holding company that, through its subsidiaries and affiliates, provides investment, financing, advisory, insurance, banking, and related products and services on a global basis. These services include securities brokerage, trading and underwriting, investment banking, asset management, private equity investment, and insurance underwriting.

     MetLife, Inc. MetLife, Inc. provides insurance and financial services to a range of individual and institutional customers. The company provides individual insurance, annuities, and investment products, as well as group insurance and retirement and savings products and services. MetLife conducts operations in the United States and other countries in the Asia/Pacific, Latin America, and Europe.

     PNC Financial Services Group. PNC Financial Services Group is a diversified financial services organization. The company provides regional banking, wholesale banking and asset management services nationally and in the company's primary regional markets in Pennsylvania, New Jersey, Delaware, Ohio and Kentucky.

     RenaissanceRe Holdings, Ltd. RenaissanceRe Holdings, Ltd. is a global provider of reinsurance and insurance. The company's business primarily consists of catastrophe reinsurance, specialty reinsurance, and individual risk business.

     SunTrust Banks, Inc. SunTrust Banks, Inc. is a super-regional bank holding company. The company's subsidiary banks operate in Florida, Georgia, Alabama, Maryland, Tennessee, Virginia, and the District of Columbia. SunTrust provides a wide range of financial services such as credit cards, mortgage banking, insurance, brokerage and capital markets services.

     Torchmark Corporation. Torchmark Corporation is an insurance and financial services holding company. The company's subsidiaries offer life and health insurance, and annuities. Life products include traditional and interest sensitive whole life insurance as well as term life insurance. Health products include Medicare supplement, cancer, accident, long-term care, and limited hospital and surgical coverages.

     Travelers Property Casualty Corporation. Travelers Property Casualty Corporation provides a broad range of insurance products and services for the commercial and consumer markets. The company's products include homeowners and auto insurance, commercial lines, workers' compensation, integrated disability, property, liability, and specialty lines, surety bonds, inland/ocean marine, and boiler and machinery.

     Wachovia Corporation. Wachovia Corporation, a multi-bank holding company, provides financial services to retail and corporate customers. The company operates full-service banking offices in various East Coast states and Washington, D.C. Wachovia also offers asset and wealth management, capital markets, and securities brokerage services and products throughout the United States and internationally.

     Wells Fargo & Company. Wells Fargo & Company is a diversified financial services company providing banking, insurance, investments, mortgage, leasing, credit cards, and consumer finance. The company operates through physical stores, the Internet and other distribution channels across North America and elsewhere internationally.

     UTILITY INCOME PORTFOLIO

     Ameren Corporation. Ameren Corporation provides electricity and natural gas to customers in Missouri and Illinois. The company was created through a merger between CIPSCO Inc (AmerenCIPS) and Union Electric Company (AmerenUE), in 1997, and CILCORP Inc (AmerenCILCO) was acquired in 2003.

     Black Hills Corporation. Black Hills Corporation, an energy and communications company, generates, purchases, transmits, distributes, and sells electric power and energy in western South Dakota, northeastern Wyoming, and southeastern Montana. The company also explores for and produces oil and gas in the Rocky Mountain region, Texas, California, and various other locations.

     Cinergy Corporation. Cinergy Corporation has an integrated portfolio with regulated operations and energy merchant core businesses. The company owns regulated delivery operations in Ohio, Indiana, and Kentucky that serve electric and gas customers. Cinergy's energy merchant business in the Midwest conducts operations in new customer origination, marketing and trading, and industrial-site cogeneration.

     Consolidated Edison, Inc. Consolidated Edison, Inc., through its subsidiaries, provides a variety of energy related products and services. The company supplies electric service in New York City and most of Westchester County, New York. Consolidated Edison also provides natural gas in Manhattan, the Bronx, parts of Queens, and most of Westchester County, as well as provides steam service in most of Manhattan.

     Constellation Energy Group, Inc. Constellation Energy Group, Inc. is a holding company with operations throughout North America and various Latin American countries. Through its Baltimore Gas and Electric Company subsidiary, the company generates, purchases, and sells electricity, as well as purchases, transports, and sells natural gas.

     Dominion Resources, Inc. Dominion Resources, Inc., a diversified utility holding company, generates, transmits, distributes, and sells electric energy in Virginia and northeastern North Carolina. The company produces, transports, distributes, and markets natural gas to customers in the Northeast and Mid-Atlantic regions of the United States.

     Energy East Corporation. Energy East Corporation is a super-regional energy services and delivery company serving customers in the Northeast United States. The company provides electricity, natural gas, liquid petroleum gas, and district heating and cooling products and services.

     Entergy Corporation. Entergy Corporation is an energy company that is primarily focused on electric power production, marketing and trading services, and distribution operations. The company is headquartered in the United States and has energy and investment operations in Latin America, North America, Europe, and Australia.

     FPL Group, Inc. FPL Group, Inc. is a public utility holding company. The company, through its subsidiary, generates, transmits, distributes, and sells electric energy. FPL's customers are located throughout the east and lower west coasts of Florida.

     KeySpan Corporation. KeySpan Corporation, through its subsidiaries, distributes natural gas to customers in New York City and on Long Island, New York. The company also provides gas-marketing and energy services, generates electricity, and provides electric transmission-and-distribution operating services and customer-billing services.

     Kinder Morgan, Inc. Kinder Morgan, Inc. is a midstream energy company, operating natural gas and product pipelines, retail distribution, electric generation and terminal assets. Kinder Morgan, Inc., through its general partner interest, also operates Kinder Morgan Energy Partners, L.P., a pipeline master limited partnership.

     MDU Resources Group, Inc. MDU Resources Group, Inc., a natural resource company, distributes natural gas and operates electric power generation, transmission, and distribution facilities. The company serves communities in North Dakota, eastern Montana, northern and western South Dakota, and northern Wyoming.

     New Jersey Resources Corporation. New Jersey Resources Corporation is an energy services company that provides retail and wholesale energy solutions for customers in 17 states. The company's principal subsidiary, New Jersey Natural Gas Co., provides natural gas services to customers in Monmouth and Ocean counties and parts of Morris and Middlesex counties.

     NiSource, Inc. NiSource, Inc. is a holding company, whose operating companies engage in all phases of the natural gas business from exploration and production to transmission, storage and distribution, as well as electric generation, transmission and distribution.

     NSTAR. NSTAR provides regulated electric and gas utility services. The company is also involved in telecommunications and other non-regulated activities. NSTAR, through Boston Edison Company, Cambridge Electric Company, Commonwealth Electric Light Company, and Commonwealth Gas Company, serves customers throughout Massachusetts.

     Peoples Energy Corporation. Peoples Energy Corporation is a diversified energy company. The company focuses on a variety of energy related facilities, services, and investments. Peoples operates two natural gas utilities serving approximately one million customers in Chicago and northeastern Illinois.

     Pinnacle West Capital Corporation. Pinnacle West Capital Corporation is a utility holding company. The company's Arizona Public Service Company subsidiary provides electricity service in the state of Arizona. The company also owns SunCor Development Company, which holds, develops, and sells real estate.

     PPL Corporation. PPL Corporation delivers electricity in Pennsylvania and natural gas in Pennsylvania and Maryland. The company also markets wholesale and retail electricity in the United States and Canada. In addition, PPL operates power plants in the United States, Spain, and Portugal, and owns companies in the United Kingdom and Latin America that deliver electricity.

     Progress Energy, Inc. Progress Energy, Inc. provides energy and energy-related products and services in the Southeast United States. The company serves electric and gas customers in the Carolinas and in Florida. Progress Energy also owns and operates a broadband transport and network access business, as well as several energy-related service companies.

     Public Service Enterprise Group, Inc. Public Service Enterprise Group, Inc. is a public utility holding company for Public Service Electric and Gas Company (PSE&G) and PSEG Energy Holdings Inc. The company generates, transmits, and distributes electricity and produces natural gas in New Jersey.

     SCANA Corporation. SCANA Corporation is a holding company involved in regulated electric and natural gas utility operations, telecommunications, and other energy-related businesses. The company serves electric customers in South Carolina and natural gas customers in South Carolina, North Carolina, and Georgia. SCANA also has investments in several southeastern telecommunications companies.

     Sempra Energy. Sempra Energy is an energy services holding company with operations throughout the United States, Canada, Mexico, and other countries in Latin America. The company, through its subsidiaries, provides a variety of value-added electric and natural gas products and services.

     Southern Company. Southern Company is the parent company of Alabama Power, Georgia Power, Gulf Power, Mississippi Power, and Savannah Electric. The company supplies electricity, as well as provides energy-related marketing, trading, and technical services, and wireless telecommunications.

     Vectren Corporation. Vectren Corporation distributes gas in Indiana and western Ohio and electricity in southern Indiana. The company's subsidiaries provide energy-related products and services, including energy marketing, fiber-optic telecommunications services, and utility related services. Vectren's services include materials management, debt collection, locating, trenching and meter reading services.

     WPS Resources Corporation. WPS Resources Corporation is a holding company for regulated utility and non-regulated business units. The company operates as a regulated electric and gas utility serving parts of Michigan and Wisconsin. WPS also operates as a non-regulated energy company which targets retail energy sales in Illinois, Maine, Michigan, Ohio, and Wisconsin.



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 414:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 414 as of November 18, 2003. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 414 as of November 18, 2003, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
   Chicago, Illinois
   November 18, 2003

                             STATEMENTS OF CONDITION
                             AS OF NOVEMBER 18, 2003


                                                                       COHEN & STEERS     DIVERSIFIED
                                                                         REIT INCOME      HEALTHCARE
INVESTMENT IN SECURITIES                                                  PORTFOLIO        PORTFOLIO
                                                                        -------------    -------------
Contracts to purchase Securities (1)                                   $     149,315    $     149,090
                                                                        -------------    -------------
     Total                                                             $     149,315    $     149,090
                                                                        =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                            $         379    $         449
     Deferred sales charge liability (3)                                       2,036            2,033
     Creation and development fee liability (4)                                  905              904
Interest of Unitholders--
     Cost to investors (5)                                                   150,830          150,600
     Less: Gross underwriting commission, creation and development
         fee and organization costs (2)(4)(5)(6)                               4,835            4,896
                                                                        -------------    -------------
         Net interest to Unitholders (5)                                     145,995          145,704
                                                                        -------------    -------------
     Total                                                              $    149,315    $     149,090
                                                                        =============    =============
Units outstanding                                                             15,083           15,060
                                                                        =============    =============
Net asset value per Unit                                               $       9.765    $       9.765
                                                                        =============    =============



---------------
     (1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

     (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater that the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

     (3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

     (4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

     (5) The aggregate public offering price and the aggregate mandatory sales charge are computed on the bases set forth under "Public Offering--Offering Price".

     (6)  Assumes the maximum first year sales charge.




                             STATEMENTS OF CONDITION
                             AS OF NOVEMBER 18, 2003

                                                                                    FINANCIAL         UTILITY
                                                                    ENERGY        INSTITUTIONS        INCOME
INVESTMENT IN SECURITIES                                          PORTFOLIO         PORTFOLIO        PORTFOLIO
                                                                 -------------    -------------    -------------
Contracts to purchase Securities (1)                            $     148,559    $     149,233    $     148,638
                                                                 -------------    -------------    -------------
     Total                                                      $     148,559    $     149,233    $     148,638
                                                                 =============    =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                     $         718    $         592    $         573
     Deferred sales charge liability (3)                                2,026            2,035            5,030
     Creation and development fee liability (4)                           900              905              901
Interest of Unitholders--
     Cost to investors (5)                                            150,060          150,750          150,140
     Less: Gross underwriting commission, creation and
         development fee and organization costs (2)(4)(5)(6)            5,145            5,049            8,006
                                                                 -------------    -------------    -------------
         Net interest to Unitholders (5)                              144,915          145,701          142,134
                                                                 -------------    -------------    -------------
         Total                                                  $     148,559    $     149,233    $     148,638
                                                                 =============    =============    =============
Units outstanding                                                      15,006           15,075           15,014
                                                                 =============    =============    =============
Net asset value per Unit                                        $       9.765    $       9.765    $       9.565
                                                                 =============    =============    =============




------------------
     (1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

     (2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater that the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Portfolio.

     (3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

     (4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

     (5) The aggregate public offering price and the aggregate mandatory sales charge are computed on the bases set forth under "Public Offering--Offering Price".

     (6)  Assumes the maximum first year sales charge





THE PORTFOLIOS
--------------------------------------------------------------------------------

   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Cohen & Steers Capital Management, Inc., as Supervisor of the Cohen & Steers REIT Income Portfolio, Van Kampen Investment Advisory Corp., as Supervisor of all other Portfolios, and The Bank of New York, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in portfolios of securities. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.


   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. If you purchase Units designated with a Classic CUSIP number or a FeeDom CUSIP number, your Units will be automatically redeemed on the Special Redemption Date set forth in the "Summary of Essential Financial Information." As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.


   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit, provided, however, that with respect to the Financial Institutions Portfolio such deposits will be in amounts which will maintain, as nearly as practicable, an equal dollar amount of each Security for the first 90 days of the life of the Financial Institutions Portfolio. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolios will pay the associated brokerage or acquisition fees.

   Each Unit of a Portfolio initially offered represents an undivided interest in that Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in that Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The objective of each Portfolio is described in the individual Portfolio sections beginning on page 4. There is no assurance that a Portfolio will achieve its objective.

   You should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from a Portfolio.

   The Portfolio Consultant of the Cohen & Steers REIT Income Portfolio is not an affiliate of the Sponsor. The Sponsor did not select the Securities for this Portfolio. The Portfolio Consultant may use the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price the Cohen & Steers REIT Income Portfolio pay for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant may act as agent or principal in connection with the purchase and sale of equity securities, including the Securities. The Portfolio Consultant also issues reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.

   Neither the Portfolio Consultant, if any, nor the Sponsor manage the Portfolios. You should note that the Portfolio Consultant or the Sponsor, as applicable, applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from its Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.


RISK FACTORS
--------------------------------------------------------------------------------

   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   MARKET RISK. Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security of the issuer. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   DIVIDEND PAYMENT RISK. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.


   INDUSTRY CONCENTRATIONS. Each Portfolio invests in a single industry. Any negative impact on the related industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of these industries before you invest.

   Financial Services Companies. The Financial Institutions Portfolio invests exclusively in banks and other financial services companies. Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

   Banks will face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted Gramm-Leach-Bliley financial services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other financial service providers in the competition to furnish services that were traditionally offered by banks.

   Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

   Health Care Issuers. The Diversified Healthcare Portfolio invests exclusively in health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotec hnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. Congress and the president have proposed a variety of legislative changes concerning health care issuers from time to time. Government regulation, and any change in regulation, can have a significantly unfavorable effect on the price and availability of products and services.

   Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative impact on a company and its stock.

   Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, confidence in the facility, management capabilities, competition, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

   Real Estate Investment Trusts. The Cohen & Steers REITIncome Portfolio invests exclusively in real estate investment trusts. Any negative impact on the REIT industry will have a greater impact on the value of Units than on a portfolio diversified over several industries. You should understand the risks of REITs before you invest. Many factors can have an adverse impact on the performance of a particular REIT, including its cash available for distribution, the credit quality of a particular REIT or the real estate industry generally. The success of REITs depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices.

   Risks associated with the direct ownership of real estate include, among other factors, o general U.S. and global as well as local economic conditions,

     o    decline in real estate values,

     o    the financial health of tenants,

     o    overbuilding and increased competition for tenants,

     o    oversupply of properties for sale,

     o    changing demographics,

     o    changes in interest rates, tax rates and other operating expenses,

     o    changes in government regulations,

     o    faulty construction and the ongoing need for capital improvements,

     o regulatory and judicial requirements, including relating to liability for environmental hazards,

     o    changes in neighborhood values and buyer demand, and

     o the unavailability of construction financing or mortgage loans at rates acceptable to developers.

   Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs.

   You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if your Portfolio acquires REIT Securities at or near the top of the cycle, there is increased risk of a decline in value of the REIT Securities during the life of your Portfolio. The recent increased demand for certain types of real estate may have inflated the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the Securities and therefore the value of the Units. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally.

   Because of their structure, and the legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may have adversely affected REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially when REITs continue to issue stock when real estate prices are relatively high and stock prices are relatively low.


   Utility and Energy Issuers. The Energy Portfolio and Utility Income Portfolio invest in utility and energy companies or in companies related to the utility or energy industries. Many utility and energy companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:


     o    risks of increases in fuel and other operating costs;

     o restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

     o regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

     o    coping with the general effects of energy conservation;

     o technological innovations which may render existing plants, equipment or products obsolete;

     o the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

     o    the potential impact of natural or man-made disasters;

     o difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

     o    the high cost of obtaining financing during periods of inflation;

     o difficulties of the capital markets in absorbing utility debt and equity securities; and

     o    increased competition.

   Any of these factors, or a combination of these factors, could affect the supply of or demand for electricity, natural gas, water or other energy, which could adversely affect the profitability of the issuers of the Securities and the performance of the your Portfolio.

    Utility and energy companies are subject to extensive regulation at the federal and state levels in the United States. At the federal level, the Federal Energy Regulatory Commission (the "FERC"), the Federal Trade Commission (the "FTC"), the Securities and Exchange Commission (the "SEC"), and the Nuclear Regulatory Commission (the "NRC") have authority to oversee electric and combination electric and gas utilities. The value of utility and energy company stocks may decline because governmental regulation controlling these industries can change. This regulation may prevent or delay the company from passing along cost increases to its customers which could hinder the company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such company. Recently, two California public utilities were threatened with such action by their wholesale suppliers, and one of these utilities has filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code of 1978. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price. Mergers in the these industries may require approval from several federal and state regulatory agencies, including FERC, the FTC, and the SEC. These regulatory authorities could, as a matter of policy, reverse the trend toward deregulation and make consolidation more difficult, or cause delay in the merger process, any of which could cause the prices of these stocks to fall.

   FOREIGN ISSUERS. Certain Portfolios may invest significantly in stocks of foreign companies, these Portfolios involve additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. These Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. These Portfolios involve the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause a Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolios, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign stock held directly. Some ADRs may experience less liquidity than the underlying stocks traded in their home market.

   SMALL COMPANIES. Certain Portfolios may invest in stocks issued by small companies which generally include those with market capitalizations of less than $1.5 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.

    LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Portfolios. In addition, litigation regarding any of the issuers of the Securities or of the industries represented by these issuers may negatively impact the share prices of these Securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the Securities.


    SPECIAL REDEMPTION. The Trustee will redeem Units designated with a Classic CUSIP number or a FeeDom CUSIP number on the Special Redemption Date set forth in the "Summary of Essential Financial Information." If a substantial amount of Units are held by these accounts, this process could significantly reduce the size of a Portfolio and cause expenses to increase or cause a Portfolio to terminate before its Mandatory Termination Date.


   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------


   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charges in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. Unitholders who redeem or sell their Units of a Portfolio other than the Preferred Securities Portfolio on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the second year deferred sales charge. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio. These costs include the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee and legal and audit expenses. Beginning on November 18, 2004, the secondary market sales charge for the Utility Income Portfolio will be 4.50% and will not include deferred payments. This sales charge will reduce by 0.5% on each subsequent November 18 to a minimum of 3.00%.


   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   REDUCING YOUR SALES CHARGE. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units. If you redeem Units of a Portfolio on or prior to the Special Redemption Date that were acquired through a distribution reinvestment, you are required to reimburse the Sponsor for any credit for any unpaid deferred sales charge at the time of redemption.


   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units of the Utility Income Portfolio shown in the table below during the initial offering period, the first year sales charge will be as follows:

       TRANSACTION                              SALES
         AMOUNT                                CHARGE
     --------------                         ------------
Less than $25,000                              4.95%
$25,000 - $49,999                              4.75
$50,000 - $99,999                              4.50
$100,000 - $249,999                            4.00
$250,000 - $499,999                            3.50
$500,000 - $999,999                            2.50
$1,000,000 or more                             1.25

   If you purchase Units of a Portfolio other than the Utility Income Portfolio in the amounts shown in the table below during the initial offering period, the first year sales charge will be as follows:

       TRANSACTION                           FIRST YEAR
         AMOUNT                             SALES CHARGE
     --------------                        --------------
Less than $25,000                               2.95%
$25,000 - $49,999                               2.75
$50,000 - $99,999                               2.50
$100,000 - $249,999                             2.25
$250,000 - $499,999                             2.00
$500,000 - $999,999                             1.50
$1,000,000 or more                              1.00

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. We also apply the different purchase levels on a Unit basis using a $10 Unit equivalent. For example, if you purchase between 2,500 and 4,999 Units of the Utility Income Portfolio, your sales charge will be 4.75% of your Public Offering Price per Unit. With respect to Portfolios other than the Utility Income Portfolio, these sales charge discounts are applied to the first year sales charge only and do not affect the second year deferred sales charge.


   For purposes of achieving these levels you may combine purchases of Units of a Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period (including other Portfolios offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for your trust estate or fiduciary accounts. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Fee Accounts. The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   Exchanges. During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%.


   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession.


   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charges and creation and development fee are fixed dollar amounts per unit, your Portfolio must charge these amounts per unit regardless of this discount. If you elect to reinvestment distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time. If you redeem Units on or prior to the Special Redemption Date that were acquired through a distribution reinvestment, you are required to reimburse the Sponsor for any credit for any unpaid deferred sales charge or creation and development fee at the time of redemption.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units". The Sponsor will provide price dissemination and oversight services to the Portfolios.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:


                               UTILITY
       TRANSACTION             INCOME         ALL OTHER
         AMOUNT*              PORTFOLIO      PORTFOLIOS
     --------------         -------------   -------------
Less than $25,000              3.70%           2.20%
$25,000 - $49,999              3.50            2.10
$50,000 - $99,999              3.25            1.90
$100,000 - $249,999            3.00            1.70
$250,000 - $499,999            2.75            1.50
$500,000 - $999,999            1.75            1.10
$1,000,000 or more             0.90            0.75

---------------
* The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Utility Income Portfolio, this regular concession or agency commission will amount to 2.70% per Unit and will amount to 1.30% per Unit for all other Portfolios.


   For transactions involving Unitholders who hold Units of a Portfolio other than the Utility Income Portfolio designated with a Regular CUSIP number after the Special Redemption Date set forth in the "Summary of Essential Financial Information," the regular concession or agency commission will include an additional amount equal to the lesser of $0.12 per Unit or 1.20% of the lowest Public Offering Price per Unit at which Units were sold during the initial offering period. This amount will be paid by the Sponsor to broker-dealers and selling firms following the Special Redemption Date with respect each Unit designated with a Regular CUSIP number sold by such broker-dealer or selling firm which remains outstanding after the Special Redemption Date.

   In addition to the regular concession or agency commission set forth above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
-------------------------------------       ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.


   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units of the Utility Income Portfolio sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates: A.G. Edwards & Sons, Inc., Citigroup Global Markets Inc., Edward D. Jones & Co., L.P., Morgan Stanley DW Inc., UBS Financial Services Inc. and Wachovia Securities, LLC and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.


   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent as indicated under "General" above. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers of the Portfolios, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Portfolio. These programs will not change the price Unitholders pay for their Units or the amount that a Portfolio will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total sales charge applicable to each transaction. Except as provided under "Unit Distribution," any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to each Portfolio on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in a Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. Units of Portfolios other than the Utility Income Portfolio sold on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed the unpaid $0.155 per Unit second year deferred sales charge remaining after such date.The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial adviser must purchase Units designated with one of the "FeeDom CUSIP" numbers, if available. Please contact your financial adviser for more information. Units of the Utility Income Portfolio purchased in these Fee Accounts will be automatically redeemed on the Special Redemption Date set forth in the "Summary of Essential Financial Information." By purchasing Units with a FeeDom CUSIP number, you are electing to have your Units automatically tendered for redemption on the Special Redemption Date. Of course, you will also be able to redeem or sell your Units on any business day prior to this date. Fee Account purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge                        0.00%
   Deferred sales charge                       0.00
                                             ------
         Transactional sales charge            0.00%
                                             ======
   Creation and development fee                0.60%
                                             ------
         Total                                 0.60%
                                                  -
                                             ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends (pro rated on an annual basis in the case of the Cohen & Steers REIT Income Portfolio and the Utility Income Portfolio) and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates appear under "Summary of Essential Financial Information". Unitholders will also receive a final distribution of income when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   The income distribution to the Unitholders of the Cohen & Steers REIT Income Portfolio and the Utility Income Portfolio as of each Record Date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of each Unitholder's pro rata share of the estimated annual income distributions in the Income Account. Because income payments are not received by a Portfolio at a constant rate throughout the year, such distributions to Unitholders may be more or less than the amount credited to the Income Account as of the Record Date. For the purpose of minimizing fluctuation in the distributions from the Income Account, the Trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Income Account on the ensuing Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option (ARO) without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase an ARO CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash.

   In addition, under the Planned Reinvestment Option (PRO) Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing PRO account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution of Securities during the five business days prior to a Portfolio's termination. The Portfolios generally do not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in each Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments (Units redeemed on or prior to the Special Redemption Date set forth in the "Summary of Essential Financial Information" will not be assessed any unpaid second year deferred sales charge remaining after such date, regardless of the CUSIP number of such Units). During the initial offering period, the redemption price and the secondary market repurchase price will include estimated organizational and offering costs. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.


   SPECIAL REDEMPTION FOR CLASSIC AND FEEDOM CUSIPS. On the Special Redemption Date set forth in the "Summary of Essential Financial Information," the Trustee will automatically redeem Units designated with a Classic CUSIP number or a FeeDom CUSIP number. The CUSIP numbers are set forth under "Portfolio Information" in the "Summary of Essential Financial Information" in this prospectus. CUSIP means Committee on Uniform Security Identification Procedures. CUSIP numbers are used by the financial industry to process securities transactions. Unitholders who hold Classic or FeeDom CUSIP Units will receive a cash distribution of their redemption proceeds as described in the previous section in connection with this special redemption unless the Unitholder elects to receive an in-kind distribution of portfolio securities as described above five business days prior to the Special Redemption Date. Of course, all Unitholders may tender their Units for redemption on any business day.

   You should consider a Classic CUSIP if you intend to hold your investment for 15 months or less. You should consider a Regular CUSIP if you intend to hold your investment for the entire term of a Portfolio. FeeDom CUSIP Units are used only for purchases in certain qualified Fee Accounts in connection with the Utility Income Portfolio as described under "Fee Accounts". Regular CUSIP Units in a Portfolio will remain outstanding after this special redemption unless tendered for redemption by a Unitholder. Unitholders, other than those holding Units designated with a FeeDom CUSIP, may request a change in the CUSIP number of their Units at any time provided that the request is received by the Trustee or Sponsor no less than five business days prior to the Special Redemption Date.


   EXCHANGE OPTION. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. We may discontinue this option at any time.

   UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of income and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing income and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect the Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to the Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in the Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

   SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The
Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2002, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of your Portfolio. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   ASSETS OF THE PORTFOLIOS. Each Portfolio will hold one or more of the following: (i) stock in domestic and foreign corporations (the "Stocks") and
(ii) interests in real estate investment trusts (the "REIT Shares"). All of the assets held by the Portfolio constitute the "Portfolio Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.

   PORTFOLIO STATUS. Your Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Portfolio Asset when such income would be considered to be received by you if you directly owned your Portfolio's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from your Portfolio which you must take into account for federal income tax purposes is not reduced by amounts used to pay Portfolio expenses (including the deferred sales charge, if any).

   YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Portfolio disposes of Portfolio Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Portfolio Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Portfolio Asset by apportioning the cost of your Units, generally including sales charges, among each Portfolio Asset ratably according to its value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).


   Under the recently enacted "Jobs and Growth Tax Relief Reconciliation Act of 2003" (the "Tax Act"), if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years ending on or after May 6, 2003 and beginning before January 1, 2009. However, special effective date provisions are set forth in the Tax Act. For example, there are special transition rules provided with respect to gain properly taken into account for the portion of the taxable year before May 6, 2003. For periods not covered under the Tax Act, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.


   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that is subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.

   DIVIDENDS ON STOCKS. Certain dividends received with respect to the Stocks may qualify to be taxed at the same new rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning after December 31, 2002 and beginning before January 1, 2009.

   DIVIDENDS FROM REIT SHARES. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a Unit for six months or less or if your Portfolio holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January. Other dividends with respect to the REIT Shares will generally be taxed as ordinary income, although in limited circumstances certain of such dividends may be taxed at the same new rates that apply to net capital gain (as discussed above.)

   DIVIDENDS RECEIVED DEDUCTION. Generally, a domestic corporation owning Units in a Portfolio may be eligible for the dividends received deduction with respect to such Unitholder's pro rata portion of certain types of dividends received by a Portfolio. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations or from REITs.

   EXCHANGES. If you elect to reinvest the proceeds from your Portfolio into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Portfolio for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Portfolio assets under the wash sale provisions of the Internal Revenue Code.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request a distribution of Portfolio Assets(an "In-Kind Distribution") when you redeem your Units or at your Portfolio's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of Stock and REIT Shares plus, possibly, cash.

   You will not recognize gain or loss if you only receive Portfolio Assets in exchange for your pro rata portion of the Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional share of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional share.

   LIMITATIONS ON THE DEDUCTIBILITY OF PORTFOLIO EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   FOREIGN, STATE AND LOCAL TAXES. Distributions by your Portfolio that are treated as U.S. source income (e.g., dividends received on Stock of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by your Portfolio that are derived from certain dividends of Stock of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

   Some distributions by your Portfolio may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid by your Portfolio, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

   Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, and the income of your Portfolio will be treated as the income of the Unitholders in the same manner as for federal income tax purposes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The deferred sales charge, fees and expenses are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the fee of any Portfolio Consultant, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor for Portfolios other than the Cohen & Steers REIT Income Portfolio, will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". The Supervisor's fee for the Cohen & Steers REIT Income Portfolio is charged as a percentage of average daily net asset value and accrues daily and is paid quarterly. The fee for all other Portfolios is charged as a dollar amount per Unit and is paid as described above under "General". The fees paid to the Sponsor and its affiliate may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Each Portfolio may pay the expenses of updating its registration statement each year. The Cohen & Steers REITIncome Portfolio will pay a license fee to Cohen & Steers Capital Management, Inc. for the use of certain service marks.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn LLP has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by the Portfolios with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

          TITLE                                 PAGE
          -----                                 ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Cohen & Steers REIT Income Portfolio........     7
   Diversified Healthcare Portfolio............    10
   Energy Portfolio............................    13
   Financial Institutions Portfolio............    15
   Utility Income Portfolio....................    17
   Notes to Portfolios.........................    19
   The Securities..............................    20
   Report of Independent Certified
      Public Accountants.......................    34
   Statements of Condition ....................    35
   The Portfolios..............................   A-1
   Objectives and Securities Selection.........   A-1
   Risk Factors................................   A-2
   Public Offering.............................   A-6
   Retirement Accounts.........................  A-11
   Fee Accounts................................  A-11
   Rights of Unitholders.......................  A-12
   Portfolio Administration....................  A-15
   Taxation....................................  A-17
   Portfolio Operating Expenses................  A-19
   Other Matters...............................  A-20
   Additional Information......................  A-20

--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                       EMSPRO414
                                                                       #36664-00
                                                                       #36661-00
                                                                       #37244-00
                                                                       #37290-00
                                                                       #37745-00




                                   PROSPECTUS
                          ---------------------------
                                NOVEMBER 18, 2003




                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                 COHEN & STEERS REIT INCOME PORTFOLIO, SERIES 9

                   DIVERSIFIED HEALTHCARE PORTFOLIO, SERIES 25

                           ENERGY PORTFOLIO, SERIES 8

                   FINANCIAL INSTITUTIONS PORTFOLIO, SERIES 20

                       UTILITY INCOME PORTFOLIO, SERIES 15





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555




               Please retain this prospectus for future reference






                                   VAN KAMPEN

                             INFORMATION SUPPLEMENT


                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 414


--------------------------------------------------------------------------------

     This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus but is incorporated into the prospectus by reference. It does not include all of the information that you should consider before investing in a Portfolio. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                      PAGE

                    Risk Factors                         2
                    The Portfolios                      10
                    Sponsor Information                 10
                    Trustee Information                 10
                    Portfolio Termination               11

RISK FACTORS

   PRICE VOLATILITY. Because the Portfolios invest in securities of U.S. and foreign companies, you should understand the risks of investing in securities before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the securities markets may worsen and the value of the securities (and therefore Units) will fall.

   Securities are especially susceptible to general market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the securities in a Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time. Because the Portfolios are unmanaged, the Trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some Portfolios hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

   DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

   FOREIGN STOCKS. Because certain Portfolios invest in foreign stocks, these Portfolios involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of a Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

   FOREIGN CURRENCIES. Certain Portfolios also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. A Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate a Portfolio might obtain had the Trustee sold the currency in the market at that time.

    FINANCIAL SERVICES. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

   Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Banks had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided as a result of increasing interest rates and other factors, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks because they generally have a portion of their assets invested in loans secured by real estate. Banks and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

   The statutory requirements applicable to and regulatory supervision of banks and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in the Trust's portfolio cannot be predicted with certainty. The recently enacted Gramm-Leach-Bliley financial-services overhaul legislation will allow banks, securities firms and insurance companies to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability, as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers. Among other benefits, such legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. Neither the Sponsor nor the Underwriter makes any prediction as to what, if any, manner of bank regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Portfolio.

   The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

   The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. Neither the Sponsor nor the Underwriter makes any prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

   Companies engaged in the investment management industry are subject to the adverse effects of economic recession, volatile interest rates, and competition from new entrants in their fields of business. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in the investment management industry are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

   Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

   In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as:

     o the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition;

     o the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow;

     o the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices;

     o the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings;

     o the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions;

     o the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and

     o the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

   The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

   All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

   HEALTH CARE ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

   REAL ESTATE INVESTMENT TRUSTS. Certain Portfolios will invest in shares issued by REITs, domestic corporations or business trusts which invest primarily in income producing real estate or real estate related loans or mortgages. REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. Thus, an investment in the Portfolio will be subject to risks similar to those associated with the direct ownership of real estate, in addition to securities markets risks, because of a Portfolio's concentration in the securities of companies in the real estate industry. These risks include:

     o    declines in the value of real estate,

     o    illiquidity of real property investments,

     o risks related to general U.S. and global as well as local economic conditions,

     o    dependency on management skill,

     o    heavy cash flow dependency,

     o    possible lack of availability of mortgage funds,

     o    excessive levels of debt or overleveraged financial structure,

     o    overbuilding,

     o    extended vacancies, or obsolescence, of properties,

     o    increase in competition,

     o    increases in property taxes and operating expenses,

     o    changes in zoning laws,

     o losses due to costs resulting from the clean-up of environmental problems,

     o liability to third parties for damages resulting from environmental problems,

     o    casualty or condemnation losses,

     o    economic or regulatory impediments to raising rents,

     o    changes in neighborhood values and buyer demand,

     o    changes in the appeal of properties to tenants, and

     o    changes in interest rates, tax rates or operating expenses.

   In addition to these risks, equity REITs may be more likely to be affected by changes in the value of the underlying property owned by the trusts. Further, REITs are dependent upon the management skills of the issuers and generally may not be diversified.

   The above factors may also adversely affect a borrower's or lessee's ability to meet its obligations to the REIT. In the event of a default by a borrower or lessee, the REIT may experience delays in enforcing its rights as a mortgagee or lessor and may incur substantial costs associated with protecting its investments.

   A significant amount of the assets of a REIT may be invested in investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs also varies with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, you should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to

     o    defaults by borrowers,

     o    the market's perception of the REIT industry generally,

     o the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and

     o the possibility of failing to maintain exemption from the Investment Company Act of 1940.

   A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

   Some REITs in the Portfolio may be structured as UPREITs. An UPREIT owns an interest in a partnership that owns real estate. This can result in a potential conflict of interest between (1) shareholders of the REIT who may want to sell an asset and (2) other partnership interest holders who would be subject to tax liability if the REIT sells the property. In some cases, REITs have entered into "no sell" agreements, which are designed to avoid taxing the holders of partnership units by preventing the REIT from selling the property. This arrangement may mean that the REIT would refuse a lucrative offer for an asset or be forced to hold on to a poor asset. Since parties to "no sell" agreements often do not disclose them, the Sponsor does not know whether any of the REITs in the Portfolio have entered into this kind of arrangement.

   A REIT generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including (1) liability, (2) fire and (3) extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REIT's properties are at risk in their particular locales. The management of a REIT uses its discretion in determining (1) amounts, (2) coverage limits and (3) deductibility provisions of insurance. They aim to acquire appropriate insurance on their investments at reasonable costs and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and several other factors might make it unfeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds that a REIT receives might not be adequate to restore its economic position with respect to that property.

   Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability (1) whether or not the owner or operator caused or knew of the presence of the hazardous or toxic substances and (2) whether or not the storage of the substances was in violation of a tenant's lease. In addition, (1) the presence of hazardous or toxic substances, or (2) the failure to remediate the property properly, may hinder the owner's ability to borrow using that real property as collateral. We can not give any assurance that one or more of the REITs in the Portfolio may not be currently liable or potentially liable for any of these costs in connection with real estate assets they presently own or subsequently acquire while the shares of those REITs are held in the Portfolio.

   UTILITY AND ENERGY ISSUERS. An investment in Units of certain Portfolios should be made with an understanding of the characteristics of the public utility and energy industries and the risks which such an investment may entail. General problems of the public utility and energy industries include the difficulty in obtaining an adequate return on invested capital despite frequent increases in rates which have been granted by the public service commissions having jurisdiction, the difficulty in financing large construction programs during an inflationary period, the restrictions on operations and increased cost and delays attributable to environmental, nuclear safety and other regulatory considerations, the difficulty of the capital markets absorbing utility debt and equity securities, the difficulty in obtaining fuel for electric generation at reasonable prices, regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer, and the effects of energy conservation. There is no assurance that public service commissions will grant rate increases in the future or that any such increases will be timely or adequate to cover operating and other expenses and debt service requirements. All of the public utilities which are issuers of the Securities have been experiencing many of these problems in varying degrees. Furthermore, utility and energy stocks are particularly susceptible to interest rate risk, generally exhibiting an inverse relationship to interest rates. As a result, electric utility stock prices may be adversely affected as interest rates rise. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

   Utilities are generally subject to extensive regulation by state utility commissions which, for example, establish the rates which may be charged and the appropriate rate of return on an approved asset base, which must be approved by the state commissions. Certain utilities have had difficulty from time to time in persuading regulators, who are subject to political pressures, to grant rate increases necessary to maintain an adequate return on investment. Any unexpected limitations could negatively affect the profitability of utilities whose budgets are planned far in advance. In addition, gas pipeline and distribution companies have had difficulties in adjusting to short and surplus energy supplies, enforcing or being required to comply with long-term contracts and avoiding litigation with their customers, on the one hand, or suppliers, on the other. Recently, two California public electric utilities claimed inability to meet their obligations to their suppliers in the deregulated wholesale market for electricity due to regulatory restrictions on their ability to pass increasing costs along to their customers in the retail market. These defaults led their wholesale suppliers to threaten to institute involuntary bankruptcy proceedings against the utility companies. Subsequently, one of the utility companies filed a voluntary petition for relief under Chapter 11 of the U.S.Bankruptcy Code of 1978.

   Certain of the issuers of the Securities may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing, and impose additional, requirements governing the licensing, construction and operation of nuclear power plants. Nuclear generating projects in the electric utility industry have experienced substantial cost increases, construction delays and licensing difficulties. These have been caused by various factors, including inflation, high financing costs, required design changes and rework, allegedly faulty construction, objections by groups and governmental officials, limits on the ability to finance, reduced forecasts of energy requirements and economic conditions. This experience indicates that the risk of significant cost increases, delays and licensing difficulties remain present until completion and achievement of commercial operation of any nuclear project. Also, nuclear generating units in service have experienced unplanned outages or extensions of scheduled outages due to equipment problems or new regulatory requirements sometimes followed by a significant delay in obtaining regulatory approval to return to service. A major accident at a nuclear plant anywhere could cause the imposition of limits or prohibitions on the operation, construction or licensing of nuclear units.

   In view of the uncertainties discussed above, there can be no assurance that any utility company's share of the full cost of nuclear units under construction ultimately will be recovered in rates or the extent to which a company could earn an adequate return on its investment in such units. The likelihood of a significantly adverse event occurring in any of the areas of concern described above varies, as does the potential severity of any adverse impact. It should be recognized, however, that one or more of such adverse events could occur and individually or collectively could have a material adverse impact on a company's financial condition, the results of its operations, its ability to make interest and principal payments on its outstanding debt or to pay dividends.

   Other general problems of the electric, gas and water utility industries (including state and local joint action power agencies) include rising costs of rail transportation to transport fossil fuels, the uncertainty of transmission service costs for both interstate and intrastate transactions, changes in tax laws which adversely affect a utility's ability to operate profitably, increased competition in service costs, recent reductions in estimates of future demand for electricity and gas in certain areas of the country, restrictions on operations and increased cost and delays attributable to environmental considerations, uncertain availability and increased cost of capital, unavailability of fuel for electric generation at reasonable prices, including the steady rise in fuel costs and the costs associated with conversion to alternate fuel sources such as coal, availability and cost of natural gas for resale, technical and cost factors and other problems associated with construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes, and the effects of energy and environmental conservation efforts. Each of the problems referred to could adversely affect the ability of the issuers of any Securities to make dividend payments and the value of such Securities on redemption of your Units.

   SMALL-CAP COMPANIES. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

   The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Portfolios which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

   LIQUIDITY. Whether or not the stocks in a Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

   ADDITIONAL UNITS. The Sponsor may create additional Units of a Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

   VOTING. Only the Trustee may sell or vote the stocks in a Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE PORTFOLIOS

   Investors should note that the selection criteria were applied to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from a Portfolio.

SPONSOR INFORMATION

   Van Kampen Funds Inc. is the Sponsor of the Portfolios. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

   Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

   Van Kampen is one of the nation's largest investment management companies, with more than $74 billion in assets under management or supervision as of June 30, 2003. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2002, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for each Portfolio. Such records shall include the name and address of, and the number of Units of each Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in each Portfolio.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of such Portfolio then outstanding or by the Trustee when the value of the Securities owned by a Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of such Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of such Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in such Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolios. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the appropriate Portfolio and will include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the previous business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in a Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. A Unitholder electing an in kind distribution will not receive a distribution of shares of the foreign exchange-traded Securities but will instead receive cash representing his pro rata portion of such Securities. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to, or who do not, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of each Portfolio his pro rata share of the balance of the Income and Capital Accounts of such Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Portfolios. There is, however, no assurance that units of any new series of the Portfolios will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.






                       CONTENTS OF REGISTRATION STATEMENTS

     This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

The following exhibits:

     1.1  Trust Agreement.

    1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the federal income tax status of securities being registered.

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Municipal Series 447 (File No. 333-106227) dated July 15, 2003.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolio, Series 369 (File No. 333-101485) dated December 3, 2002.


                                   SIGNATURES

     The Registrant, Van Kampen Focus Portfolios, Series 414, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; and Van Kampen Focus Portfolios, Taxable Income Series 47 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 414 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 18th day of November, 2003.

                                         Van Kampen Focus Portfolios, Series 414
                                                        By Van Kampen Funds Inc.

                                                            By /s/ GINA COSTELLO
                                                      --------------------------
                                                                  Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on November 18, 2003 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman                                  )

A. Thomas Smith III                 Managing Director                         )

John L. Sullivan                    Managing Director                         )

David M. Swanson                    Managing Director                         )

                                                               /s/ GINA COSTELLO
                                                          ----------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.